     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 10, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              _____________________

                                    FORM SB-2
                                 AMENDMENT NO. 2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              _____________________

                                MICROISLET, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

             NEVADA                                           2836
(State or Other Jurisdiction of                   (Primary Standard Industrial
 Incorporation or Organization)                    Classification Code Number)

                                   88-0408274
                        (I.R.S. Employer Identification
                                      No.)

                        6370 NANCY RIDGE DRIVE, SUITE 112
                          SAN DIEGO, CALIFORNIA, 92121
                                 (858) 657-0287
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)
                              _____________________

                               WILLIAM G. KACHIOFF
               VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                                MICROISLET, INC.
                        6370 NANCY RIDGE DRIVE, SUITE 112
                          SAN DIEGO, CALIFORNIA, 92121
                                 (858) 657-0287
            (Name, Address and Telephone Number of Agent For Service)
                              _____________________

                                   Copies To:
                              JOHN D. TISHLER, ESQ.
                             STEPHEN R. LASALA, ESQ.
                    PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
                            530 B STREET, SUITE 2100
                           SAN DIEGO, CALIFORNIA 92101
                                 (619) 515-3208

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
    From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective of such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Subject to Completion, Dated January 10, 2003

                                   PROSPECTUS

                             Up to 705,956 shares of
                                  common stock


                                MICROISLET, INC.


         This prospectus relates to the sale of up to 705,956 shares of our common stock. The shares are being registered to permit public secondary trading of the shares that are being offered by the selling shareholders named in this prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.


         Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "MIIS".


         AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

               The date of this prospectus is __________ __, 2003.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


Prospectus Summary........................................................   3
Risk Factors..............................................................   5
Your Reliance on Information Contained in this Prospectus.................  14
Forward Looking Statements................................................  14
Use of Proceeds...........................................................  14
Selling Shareholders......................................................  15
Plan of Distribution......................................................  18
Market Price Information..................................................  19
Plan of Operation.........................................................  20
Business..................................................................  23
Management................................................................  32
Principal Shareholders and Security Ownership of Management...............  40
Certain Relationships and Related Transactions............................  42
Description of Securities.................................................  43
Legal Matters.............................................................  44
Experts...................................................................  44
Where You Can Find More Information About Us..............................  44
Index to Consolidated Financial Statements................................ F-1

                               PROSPECTUS SUMMARY


Unless the context indicates otherwise, all references in this prospectus to "we", "our" or "MicroIslet" refer to MicroIslet, Inc., a Nevada corporation.

                                ABOUT OUR COMPANY

                                    GENERAL


Our company was incorporated under the laws of the state of Nevada on November 10, 1998. Our business plan was to seek to provide guidance to start-up and development stage companies in functional areas such as logistics, supply, transportation, contracting, financial and manpower management. We conducted only limited business activities toward our initial plan. Our common stock has been traded on the OTC Bulletin Board under the trading symbol "MIIS" since May 9, 2002, and under the symbol "ALDI" from December 12, 2000 to May 8, 2002.


On December 14, 2001, we underwent a change of control as a result of the sale and purchase of approximately 90% of our issued and outstanding stock. This change in control also resulted in a change in our management. The successor management elected to change our business plan by characterizing us as a public "blind pool" or "blank check" company. Our plan of operations became to seek, investigate, and if warranted, acquire one or more properties or businesses through a reverse merger or other similar type of business acquisition transaction.


In furtherance of our business plan, on April 24, 2002, we acquired MicroIslet, Inc., a Delaware corporation ("MSLT Delaware") through a merger of our newly-formed, wholly-owned subsidiary with MSLT Delaware. MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing approximately 85% of the post-merger outstanding shares of the company.

As a result of the merger, we are now a biotechnology company engaged in the research, development and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. MSLT Delaware has licensed several technologies from Duke University Medical Center developed over the last decade for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources. These proprietary methods are among advances in the field of transplantation that may enable diabetic patients to become free from insulin injections. Our ultimate goal is to offer a treatment towards a cure for diabetes worldwide.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 6370 Nancy Ridge Drive, Suite 112, San Diego, California 92121. You can reach our principal executive offices by telephone at (858) 657-0287 or through our website at www.microislet.com. The content of this website does not constitute part of this prospectus.

                                  THE OFFERING


         This offering relates to the sale of common stock by certain persons who are shareholders of MicroIslet.

Price per share offered Market price Common stock offered by selling shareholders Up to 705,956 shares Common stock outstanding prior to this offering 22,658,611 shares Common stock outstanding after this offering 22,658,611 shares


                             SUMMARY FINANCIAL DATA

         The following table summarizes certain selected financial data and is qualified in its entirety by the more detailed financial information and notes thereto appearing elsewhere in this prospectus. The financial data for the years ended December 31, 2001 and 2000 and the period from August 21, 1998 (inception) to December 31, 2001 are derived from audited financial statements. The financial data for the nine months ended September 30, 2002 and 2001 are derived from unaudited financial statements. Because we were a "blank check" shell company with no assets or liabilities prior to our merger with MSLT Delaware, all pre-merger financial information set forth below pertains only to MSLT Delaware. In our opinion, the financial data set forth immediately below reflect all adjustments consisting of only normal recurring adjustments necessary for a fair statement of results of operations for such periods.

STATEMENT OF OPERATIONS DATA:

                                                                                                For the Period
                                                                                                     From
                                    For the Nine Months Ended        For the Years Ended        August 21, 1998
                                    --------------------------    --------------------------   (inception to
                                    September 30, September 30,   December 31,   December 31,   December 31,
                                       2002           2001           2001           2000            2001
                                    -----------    -----------    -----------    -----------    -----------
                                                     (in thousands except per share data)
Research & Development expenses     $      891     $    1,372     $    4,094     $      577     $    4,728
General & Administrative expenses        1,214            368            828            405          1,254
Warrant compensation expense             3,478             --             --             --             --
                                    -----------    -----------    -----------    -----------    -----------
Loss from Operations                     5,583          1,740          4,922            982          5,982

Net Loss                                 5,465          1,732          4,894            965          5,932
                                    ===========    ===========    ===========    ===========    ===========

Loss per share                      $     0.27     $     0.10     $     0.29     $     0.06     $     0.40

Weighted average number of shares
outstanding used in calculation         20,321         16,870         16,978         15,054         14,882


BALANCE SHEET DATA:
                                      September 30,  December 31,   December 31,
                                         2002            2001           2000
                                         ----            ----           ----

Cash                                     $1,406         $  549         $  290
Total Current Assets                      1,626            578            299
Total Assets
                                          1,800            668            378
Current Liabilities                         689            306             18
Total Equity                              1,111            362            360

                                  RISK FACTORS

You should consider the following factors and other information in this prospectus relating to our business and prospects before deciding to invest in the securities. This investment involves a high degree of risk, and you should purchase the securities only if you can afford to lose the entire sum invested in these securities. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this prospectus and presented elsewhere by management from time to time.

COMPANY RISKS

MICROISLET HAS A HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

MicroIslet has experienced significant operating losses in each period since its inception. As of September 30, 2002, we have incurred total losses equal to $11,397,404. We expect these losses to continue and it is uncertain when, if ever, we will become profitable. These losses have resulted principally from costs incurred in research and development and from general and administrative costs associated with operations. We expect to incur increasing operating losses in the future as a result of expenses associated with research and product development as well as general and administrative costs. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

OUR PRODUCTS MAY NOT BE SUCCESSFULLY DEVELOPED OR COMMERCIALIZED, WHICH WOULD HARM US AND FORCE US TO CURTAIL OR CEASE OPERATIONS.

MicroIslet is a relatively new company and our technologies are still in the early stages of development. We are currently working to develop our first product, MicroIslet-P(TM). This product may not be successfully developed or commercialized on a timely basis, or at all. If we are unable, for technological or other reasons, to complete the development, introduction or scale-up of manufacturing of this product or other potential products, or if our products do not achieve a significant level of market acceptance, we would be forced to curtail or cease operations. Even if we develop our products for commercial use and obtain all necessary regulatory approval, we may not be able to develop products that:

         o are accepted by, and marketed successfully to, the diabetes marketplace;

         o    are safe and effective;

         o    are protected from competition by others;

         o    do not infringe the intellectual property rights of others;

         o are developed prior to the successful marketing of similar products by competitors; or

         o can be manufactured in sufficient quantities or at a reasonable cost.

OUR RESEARCH AND DEVELOPMENT PROGRAMS RELY ON TECHNOLOGY LICENSED FROM THIRD PARTIES, AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN LOSS OF SIGNIFICANT RIGHTS TO DEVELOP AND MARKET OUR PRODUCTS, WHICH WOULD IMPAIR OUR BUSINESS.

We have exclusive worldwide rights to our technology for the isolation, culture, storage and encapsulation (microencapsulation) of insulin-producing islet cells from porcine sources, through a license agreement with Duke University. Our license generally may be terminated by Duke University if we fail to perform our obligations, including obligations to conduct a research and development program and develop the licensed products for commercialization. If terminated, we would lose the right to develop the licensed products, which would significantly harm our business. The license agreement contemplates that once the research and development program is completed, we and Duke University will agree upon milestones toward commercialization of the licensed products. We will be required to meet those agreed milestones, and if we fail to do so in a material way, our license rights may become non-exclusive. If disputes arise in the negotiation of those milestones, or once agreed upon, over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreement are disputed by Duke University, the other party could terminate the agreement and we could lose our rights to develop the licensed technology.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE TO SUPPORT OUR GROWTH. IF ADDITIONAL CAPITAL IS NOT AVAILABLE, WE MAY HAVE TO CURTAIL OR CEASE OPERATIONS.

Our current plans indicate we will need significant additional capital for research and development before we have any anticipated revenue generating products. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control, and we may need funds sooner than currently anticipated. These factors include:

         o the extent to which we enter into licensing arrangements, collaborations or joint ventures;

         o    our progress with research and development;

         o    the costs and timing of obtaining new patent rights;

         o    the extent to which we acquire or license other technologies; and

         o regulatory changes and competition and technological developments in the market

When we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions such as an additional public or private offering of our common stock. If we require additional funds and we are unable to obtain them on a timely basis or on terms favorable to us, we may be required to scale back our development of new products, sell or license some or all of our technology or assets or curtail or cease operations. If we raise additional funds by selling additional shares of our capital stock, the ownership interest of our shareholders will be diluted.

WE MAY NOT BE ABLE TO FORM AND MAINTAIN THE COLLABORATIVE RELATIONSHIPS THAT OUR BUSINESS STRATEGY REQUIRES, AND IF WE CANNOT DO SO, OUR ABILITY TO DEVELOP PRODUCTS AND REVENUE WILL SUFFER.

We must form research collaborations and licensing arrangements with several partners at the same time to operate our business successfully. To succeed, we will have to maintain our existing relationships and establish additional collaborations. We cannot be sure that we will be able to establish any additional research collaborations or licensing arrangements necessary to develop and commercialize products using our technology or that we can do so on terms favorable to us. If our collaborations are not successful or we are not able to manage multiple collaborations successfully, our programs may suffer.

Collaborative agreements generally pose the following risks:

         o collaborators may not pursue further development and commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

         o collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product, repeat or conduct new clinical trials or require a new formulation of a product for clinical testing;

         o collaborators could independently develop, or develop with third parties, products that could compete with our future products;

         o the terms of our agreements with our current or future collaborators may not be favorable to us;

         o a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product;

         o disputes may arise delaying or terminating the research, development or commercialization of our products, or result in significant litigation or arbitration; and

         o collaborations may be terminated and, if terminated, we would experience increased capital requirements if we elected to pursue further development of the product.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

WE MAY NOT SUCCESSFULLY DEVELOP OR DERIVE REVENUES FROM OUR CELL THERAPY PROGRAMS, AND IF WE DO NOT, YOUR INVESTMENT MAY DECLINE IN VALUE.

Our cell therapy programs are still in the early stages of development and may not result in marketable products. We are directing our technology and development focus primarily toward identifying processes and products that are believed to produce optimal treatment for insulin-dependent diabetes. However, these efforts may never generate revenue.

THE REGULATORY APPROVAL PROCESS IS EXPENSIVE, TIME CONSUMING AND UNCERTAIN. FAILURE TO RECEIVE APPROVAL FOR COMMERCIALIZATION OF ANY POTENTIAL PRODUCT DEVELOPED BY US OR OUR COLLABORATORS WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND YOUR INVESTMENT.

The FDA must approve any biological product before it can be marketed in the United States. Biological products must also be approved by the regulatory agencies of foreign governments before the product can be sold outside the U.S. Before an investigational new drug application (IND) can be filed with the FDA, the potential product must undergo preclinical laboratory tests, preclinical studies in animals and formulation studies. Once the IND becomes effective, adequate and well-controlled human clinical trials to establish the safety and efficacy of the product are required. Commercialization of any therapeutic or other product which we or our collaborators may develop depends upon successful completion of these preclinical studies and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes and we do not know whether we, or any of our collaborative partners, will be permitted to undertake clinical trials of any potential products. It may take us or our collaborative partners many years to complete any such testing, and failure can occur at any stage of testing. Preliminary results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Delays or rejections of potential products may be encountered based on changes in regulatory policy for product approval during the period of product development and regulatory agency review. Moreover, we or our collaborative partners may decide to discontinue development of any or all of these projects at any time for commercial, scientific or other reasons.

IF WE RECEIVE REGULATORY APPROVAL, WE WILL ALSO BE SUBJECT TO ONGOING FDA OBLIGATIONS AND CONTINUED REGULATORY REVIEW, SUCH AS CONTINUED SAFETY REPORTING REQUIREMENTS, AND WE MAY ALSO BE SUBJECT TO ADDITIONAL FDA POST-MARKETING OBLIGATIONS. THESE AND OTHER REGULATORY REQUIREMENTS COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE AND REQUIRE ADDITIONAL EXPENDITURES TO BRING OUR PRODUCTS TO MARKET.

Any regulatory approvals that we receive for our products may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. In addition, we or our third party manufacturers may be required to undergo a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities under reciprocal agreements with the FDA. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of money or other resources to correct.

THE TRANSPLANTATION OF ANIMAL CELLS INTO HUMANS INVOLVES RISKS WHICH HAVE RESULTED IN ADDITIONAL FDA OVERSIGHT AND WHICH IN THE FUTURE MAY RESULT IN ADDITIONAL REGULATION THAT MAY PREVENT OR DELAY APPROVAL OF OUR POTENTIAL PRODUCTS AND REQUIRE ADDITIONAL EXPENDITURES TO BRING THESE PRODUCTS TO MARKET.

Our business involves the transplantation of animal parts into humans, a process known as xenotransplantation. Xenotransplantation poses a risk that viruses or other animal pathogens may be unintentionally transmitted to a human patient. The FDA will require testing to determine whether infectious agents, including porcine endogenous retroviruses, also known as PERV, are present in patients who have received cells, tissues or organs from porcine sources. While PERV has not been shown to cause any disease in pigs, it is not known what effect, if any, PERV may have on humans.

Other companies are currently conducting clinical trials involving the transplantation of porcine cells into humans. The FDA requires lifelong monitoring of these transplant recipients. If PERV or any other virus or infectious agent is detected in tests or samples from these transplant recipients, the FDA may require that we not initiate or halt our clinical trials and perform additional tests to assess the risk of infection to potential patients. This could result in additional costs to us and delay in the trials of our products under development.

The FDA has published guidelines for development of xenotransplantation products and is continuing to closely monitor the development of such products to determine if additional guidelines are required as more data is obtained. We may not be able to comply with any final guidelines the FDA may issue.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE PRODUCTS AND TREATMENTS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our ability and the ability of our collaborators to commercialize products in both domestic and foreign markets will depend in part on the reimbursements, if any, obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide adequate reimbursement for our products, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

BECAUSE MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER CAPITAL RESOURCES AND MORE EXPERIENCE IN RESEARCH AND DEVELOPMENT, MANUFACTURING AND MARKETING THAN US, WE MAY NOT SUCCEED IN DEVELOPING OUR PROPOSED PRODUCTS AND BRINGING THEM TO MARKET IN A COST-EFFECTIVE, TIMELY MANNER.

We expect to compete with a broad range of organizations that are engaged in the development and production of products, services and strategies to treat diabetes. They include:

         o    biotechnology, pharmaceutical, chemical and other companies;

         o    academic and scientific institutions;

         o    governmental agencies; and

         o    public and private research organizations.

We are an early-stage company engaged exclusively in research and development. We have not yet completed our first product and have no revenue from operations. As a result, we may have difficulty competing with larger, established biomedical and pharmaceutical companies. These companies have much greater financial, technical, research, marketing, sales, distribution, service and other resources than us. Moreover, they may offer broader product lines, services and have greater name recognition than we do, and may offer discounts as a competitive tactic. In addition, several early stage companies are currently developing products that may compete with our potential products. We anticipate strong competition from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. We also expect to compete with other companies involved, like us, in the implantation of cells. These cells may be derived from animals, embryonic or adult stem cells, human cells or genetically altered cell lines.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. The patents we currently license, and any future patents we may obtain or license, may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do conflict with our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

In addition to patent protection, we require our employees, consultants, advisors and collaborators to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

We may be sued for infringing on the patent rights or misappropriating the proprietary rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and results of operations. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, we could be required to stop the infringing activity and/or pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.

If a third party holding rights under a patent successfully asserts an infringement claim with respect to any of our products, we may be prevented from manufacturing or marketing our infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Any required license may not be available to us on acceptable terms, or at all. Some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market some of our anticipated products, which could have a material adverse effect on our business, financial condition and results of operations.

IF WE LOSE OUR KEY SCIENTIFIC AND MANAGEMENT PERSONNEL, OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION EFFORTS WOULD SUFFER.

Our performance is substantially dependent on the performance of our current senior management, board of directors and key scientific and technical personnel and advisers. The loss of the services of any member of our senior management, board of directors, scientific or technical staff or advisory board may significantly delay or prevent the achievement of product development and other business objectives and could have a material adverse effect on our business, operating results and financial condition.

WE HAVE NO COMMERCIAL PRODUCTION CAPABILITY AND WE MAY ENCOUNTER PRODUCTION PROBLEMS OR DELAYS, WHICH COULD RESULT IN LOWER REVENUE.

To date, we have not produced any product. Customers for any potential products and regulatory agencies will require that we comply with current good manufacturing practices that we may not be able to meet. We may not be able to maintain acceptable quality standards if we ramp up production. To achieve anticipated customer demand levels, we will need to scale-up our production capability and maintain adequate levels of inventory. We may not be able to produce sufficient quantities to meet market demand. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties. This reliance could reduce our gross margins and expose us to the risks inherent in relying on others. We may not be able to successfully outsource our production or enter into licensing or other arrangements under acceptable terms with these third parties, which could adversely affect our business.

WE HAVE NO MARKETING OR SALES STAFF, AND IF WE ARE UNABLE TO ENTER INTO COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

We currently have no sales, marketing or distribution capability. As a result, we will depend on collaborations with third parties which have established distribution systems and direct sales forces. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little or no control.

If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborators under acceptable terms, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. We may not be able to develop this capacity, which would make us unable to commercialize our products.

IF WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS AND HAVE NOT OBTAINED ADEQUATE INSURANCE TO PROTECT AGAINST THESE CLAIMS, OUR FINANCIAL CONDITION WOULD SUFFER.

If we are able to commercially launch our products, we will face exposure to product liability claims. We intend to secure limited product liability insurance coverage, but may not be able to obtain such insurance on acceptable terms with adequate coverage, or at reasonable costs. There is also a risk that third parties whom we have agreed to indemnify could incur liability.

Since we will conduct clinical trials on humans, we face the risk that the use of our products will result in adverse effects. These risks will exist even for products developed that may be cleared for commercial sale. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we obtain may not be adequate to protect us from all liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of, or excluded from, our insurance coverage.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. IF WE ARE SUBJECT TO CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS OUR FINANCIAL CONDITION WOULD SUFFER.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials including biological hazardous materials. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

RISKS RELATING TO THIS OFFERING AND OUR STOCK

A SUBSTANTIAL NUMBER OF SHARES ISSUED BY MSLT DELAWARE IN EXEMPT TRANSACTIONS ARE, OR ARE BEING MADE AVAILABLE FOR SALE ON THE OPEN MARKET. THE RESALE OF THESE SECURITIES MIGHT ADVERSELY AFFECT OUR STOCK PRICE.

The number of restricted shares being offered in this prospectus is substantially greater than the number of shares available for trading prior to the date of this prospectus. Exercisable options issued by MSLT Delaware when it was a private company and assumed by us may also be available for resale on the open market.

The selling shareholders will be permitted to sell their shares in the open market from time to time without advanced notice to us or to the market and without limitations on volume. We have also granted registration rights with respect to 1,500,000 shares which may be purchased under warrants issued by us to related party consultants in April 2002.

Sales of shares pursuant to exercisable options and warrants could lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling shareholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

OUR STOCK IS THINLY TRADED, WHICH CAN LEAD TO PRICE VOLATILITY AND DIFFICULTY LIQUIDATING YOUR INVESTMENT.

The trading volume of our stock on the OTC Bulletin Board has been low, which can cause the trading price of our stock to change substantially in response to relatively small orders. During the quarter ended December 31, 2002, the average daily trading volume of our stock was approximately 19,820 shares and the shares traded as low as $2.05 and as high as $3.50 per share. There were six days during that quarter when the trading volume of our stock was under 1,000 shares. Both volume and price could also be subject to wide fluctuations in response to various factors, many of which are beyond our control, including:

         o actual or anticipated variations in quarterly and annual operating results;

         o announcements of technological innovations by us or our competitors;

         o developments or disputes concerning patent or proprietary rights; and

         o general market perception of biotechnology and pharmaceutical companies.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR STOCK IS CONSIDERED BY THE SEC A "PENNY STOCK," WHICH CAN ADVERSELY EFFECT ITS LIQUIDITY.

Our common stock does not currently qualify for listing on the Nasdaq Stock Market. If our common stock continues to be quoted on the OTC Bulletin Board, and if the trading price of our common stock remains less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, brokers or dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker or dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a penny stock, including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements could severely limit the liquidity of such securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, another risk associated with trading in penny stocks may be high price fluctuations.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

We have issued options and warrants to acquire common stock to our employees, directors and consultants at various prices, some of which are or may in the future be below the market price of our stock. If exercised, these options and warrants will cause immediate and possibly substantial dilution to our shareholders. We currently have options for approximately 2,755,000 shares outstanding which have exercise prices at or below the recent market price of our stock of $2.21 per share. We have options and warrants for 2,038,000 shares outstanding at prices above the current $2.21 market price, and if the current market price increases, these options and warrants could have a dilutive effect on shareholders if exercised. Future options issued under our stock option plan may have further dilutive effects.

IF THE OWNERSHIP OF OUR COMMON STOCK CONTINUES TO BE HIGHLY CONCENTRATED, IT MAY PREVENT YOU AND OTHER SHAREHOLDERS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS AND MAY RESULT IN CONFLICTS OF INTEREST THAT COULD CAUSE OUR STOCK PRICE TO DECLINE.

Our executive officers, directors and their affiliates beneficially own or control approximately 44.8% percent of the outstanding shares of our common stock (after giving effect to the exercise of all options held by them which are exercisable on or before March 1, 2003). Accordingly, our current executive officers, directors and their affiliates will have substantial control over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

On May 28, 2002, our shareholders authorized the issuance of up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will be able to determine the terms of preferred stock without further action by our shareholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

            YOUR RELIANCE ON INFORMATION CONTAINED IN THIS PROSPECTUS

In deciding whether to invest in our securities, you should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. You must not consider that the delivery of this prospectus or any sale of the securities covered by this prospectus implies that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is current or complete as of any time after the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," or "should" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                 USE OF PROCEEDS

We will not receive the proceeds of any of the shares offered by the selling shareholders. We will, however, pay the costs of registering those shares.

                              SELLING SHAREHOLDERS

         The following table sets forth the names of the selling shareholders and for each selling shareholder the number of shares of common stock beneficially owned prior to the date of this prospectus, and the number of shares being registered. All information with respect to share ownership and voting and investment power has been furnished by the selling shareholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling shareholder may offer all or part of the shares owned for resale from time to time. A selling shareholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling shareholder obligated to sell all or any portion of the shares at any time. Therefore, no estimate can be given as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling shareholders upon termination of the offering made hereby.

                                  Percentage of                                                           Percentage of
                                   Outstanding                                                             Outstanding
                                     Shares                                 Shares         Shares            Shares
                                  Beneficially     Shares Beneficially     Offered      Beneficially      Beneficially
 Name of Selling Shareholder      Owned Before            Owned             in the          Owned         Owned After
    Shareholder                     Offering         Before Offering       Offering     After Offering       Offering
    -----------                     --------         ---------------       --------     --------------       --------
                                                                             (1)
Barrick Trust(2)                        *                    9,684            9,684             0                *
Brighton Trust(3)                       *                    9,167            9,167             0                *
Cold Stone Leasing Trust(4)             *                   83,334           83,334             0                *
Dezines International Trust(5)          *                    5,000            5,000             0                *
Don and Bonnie Saunders Family
  Trust(6)                            16.8%              4,019,339(7)       122,500     3,896,839(7)          16.3%
Freedom Eagle(8)                        *                    8,332            8,332             0                *
Golden Hands Trust                      *                   91,668(9)         8,334             0                *
Good Life Investment Trust(10)          *                   80,000           80,000             0                *
High Road Trust(11)                     *                    8,334            8,334             0                *
The Howard Family Living
  Trust(12)                             *                    2,500            2,500             0                *
Jillia Trust(13)                        *                    6,667            6,667             0                *
McCallion Capital, LLC(14)              *                   16,667           16,667             0                *
New Growth Trust(15)                    *                    5,000            5,000             0                *
Patrick, Steven E.                      *                   30,000           30,000             0                *
Palace Projects Trust
  Organization(16)                      *                   36,435           36,435             0                *
Popke, David L. and Edye                *                    2,000            2,000             0                *
The Stratton Group(17)                  *                    7,000            7,000             0                *
Temple Securities, Ltd.(18)             *                   52,500           52,500             0                *
TBG Family Trust                        *                   91,668(19)       83,334             0                *
Thomas Andres Co., Trust(20)            *                   20,000           20,000             0                *
White, Mary E.                          *                    8,334            8,334             0                *
White Spectrum Group(21)                *                  100,834          100,834             0                *
_________
*  Less than 1%.

(1) The shares listed in this column were purchased from MSLT Delaware and/or MicroIslet in private offering transactions. See "Business - Overview and History."

(2) Richard E. and Barbara J. Emerson are the trustees of Barrick Trust and have shared voting and investment power with respect to the securities held.

(3) Earl D. Barnes is the trustee of Brighton Trust and has sole voting and investment power with respect to the securities held.

(4) William C. Neesley is the trustee of Cold Stone Leasing Trust and has sole voting and investment power with respect to the securities held.

(5) Lesley Lind is the trustee of Dezines International Trust and has sole voting and investment power with respect to the securities held.

(6) The Don and Bonnie Saunders Family Trust was the beneficial owner of approximately 81% of our issued and outstanding common stock prior to the merger of a wholly owned subsidiary of ours with MSLT Delaware. The Don and Bonnie Saunders Family trust is the current beneficial owner of approximately 16.8% of our issued and outstanding common stock. Donald G. Saunders had a relationship with ASA Investment Company, which served as the placement agent for private offering of securities by MSLT Delaware in November 2001 and April 2002 described in footnote (1) above. See "Certain Relationships and Related Transactions." ASA Investment Company received commissions equal to ten percent of the approximately $4 million in gross offering proceeds from those private offerings, and in connection with the merger, received an investment banking fee of $200,000 plus the right to receive 33,334 common shares. Donald G. and Bonnie Saunders are the sole trustees and beneficiaries of the Don and Bonnie Saunders Family Trust and share voting and investment power over such shares. All of the shares offered in this prospectus by the Don and Bonnie Saunders Family Trust were received in the merger in exchange for the same number of shares which were purchased by the Don and Bonnie Saunders Family Trust for cash in MSLT Delaware's April 2002 private placement. If and when Donald G. and Bonnie Saunders determine to sell any of the 2,499,339 shares beneficially owned by them and not registered herein, they may do so only pursuant to a registration statement covering such resales.

(7) Includes 647,368 shares held by Don and Bonnie Saunders Children's Trust, of which Bonnie Saunders is the trustee. Donald G. Saunders may be deemed to share voting and investment power over such shares. Also includes 1,275,000 shares subject to warrants held by Donald G. Saunders. Mr. Saunders has sole voting and investment power over such shares. The beneficiaries of this trust are the children of Donald G. and Bonnie Saunders.

(8) Wayne Raymond has sole voting and investment power with respect to the securities held.

(9) Includes 83,334 shares held by TBG Family Trust which are being registered for resale for the account of TBG Family Trust, and are also set forth in the table opposite TBG Family Trust. Thomas Weldin is the trustee of Golden Hands Trust and TBG Family Trust and has sole voting and investment power over shares held by both entities.

(10) Gary Linn Packer and Barbara Evanisko are the trustees of Good Life Investment Trust and have shared voting and investment power with respect to the securities held.

(11) Karen Pettit is the trustee of High Road Trust and has sole voting and investment power with respect to the securities held.

(12) Keith and Ethel Howard are the trustees of Howard Family Living Trust and have shared voting and investment power with respect to the securities held.

(13) Joyce L. Williams is the trustee of Jillia Trust and has sole voting and investment power with respect to the securities held.

(14) Charles McCallion has sole voting and investment power with respect to the securities held.

(15) Kay D. Weldon is the trustee of New Growth Trust and has sole voting and investment power with respect to the securities held.

(16) Jeff M. Valentine is the trustee of Palace Projects Trust and has sole voting and investment power with respect to the securities held.

(17) Les and Kelly Krygier are the trustees of The Stratton Group and have shared voting and investment power with respect to the securities held.

(18) David Knipe is CEO of Temple Securities, Ltd and has sole voting and investment power with respect to the securities held.

(19) Includes 8,334 shares held by Golden Hands Trust which are being registered for resale for the account of Golden Hands Trust, and are also set forth in the table opposite Golden Hands Trust. Thomas Weldin is the trustee of TBG Family Trust and Golden Hands Trust and has sole voting and dispositive power over shares held by both entities.

(20) Robert J. Parsons, Kurt W. Stenehjem and Susan K. Andres are the trustees of Thomas Andreas Co., Trust and have shared voting and investment power with respect to the securities held.

(21) Cynthia Korte is the trustee of White Spectrum Group and has sole voting and investment power with respect to the securities held.

                              PLAN OF DISTRIBUTION


         The shares covered by this prospectus may be offered for sale in one or more of the following transactions (which may include block transactions):

         o    in the over-the-counter market;

         o    in transactions other than in the over-the-counter market; or

         o    in a combination of any such transactions.

The selling shareholders may sell shares at prevailing market prices, at negotiated prices or at fixed prices. The selling shareholders may sell shares to or through underwriters, brokers or dealers, who may receive compensation in the form of discounts or commissions from the selling shareholders and who may receive commissions from the purchasers of shares for whom they may act as agent.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling shareholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders are registered to sell securities in all fifty states.

We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders.

The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such selling shareholders are distributing shares covered by this prospectus. Accordingly, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling shareholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

                            MARKET PRICE INFORMATION

Our common stock has been traded on the OTC Bulletin Board under the trading symbol "MIIS" since May 9, 2002, and under the symbol "ALDI" from December 12, 2000 to May 8, 2002. The following table sets forth the high and low bid prices for our common stock as reported by various OTC Bulletin Board market makers. The quotations reflect inter-dealer prices and may not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not reflect actual transactions.

                                                    Price Per MicroIslet Share
                                                     High                Low

2001
     First Quarter................................   1.00               0.175
     Second Quarter...............................   0.50               1.031
     Third Quarter................................   0.95               0.55
     Fourth Quarter...............................   1.30               0.52

2002
     First Quarter................................   6.20               0.70
     Second Quarter...............................   6.75               3.65
     Third Quarter ...............................   4.15               1.80
     Fourth Quarter...............................   3.50               2.05

2003
    First Quarter (through January 9, 2003)....      2.20               2.22

On December 31, 2002, there were approximately 70 shareholders of record of our common stock. This number does not include beneficial owners of the common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

         MicroIslet does not pay dividends.

                                PLAN OF OPERATION

Although we are no longer a "blank check" company following our acquisition of MSLT Delaware, an operating entity, we remain in the development stage. We have no products for sale and are focused on research and development activities. MSLT Delaware has not had significant revenues from operations and has had significant losses since inception. We anticipate that we will incur substantial additional operating losses in future years as we progress in our research and development programs. At September 30, 2002, we had an accumulated deficit of $11.4 million. To date, MSLT Delaware has funded its operations primarily through the private sale of equity securities, including a private placement of its common stock in April 2002, which raised net proceeds of approximately $2.4 million. That private placement was completed simultaneously with our acquisition of MSLT Delaware. We do not expect to produce any revenues for the foreseeable future.

Our acquisition of MSLT Delaware was completed on April 24, 2002. We issued new shares of our common stock to the shareholders of MSLT Delaware in exchange for all the outstanding common stock and preferred stock of MSLT Delaware. The acquisition was accounted for as a reverse acquisition because former shareholders of MSLT Delaware owned a majority of our outstanding stock subsequent to the acquisition. For accounting purposes, MSLT Delaware is deemed to have acquired ALD Services and therefore all financial information presented in this prospectus represents the results of operations of MSLT Delaware.

Based on our currently planned expenditures, we will have to raise additional capital within the next twelve months to continue operations. At our current level of operations, we will be able to satisfy our cash requirements through April 2003 without additional capital. We are actively seeking a private equity placement but have no binding commitments for funding at this time. Financing may not be available on terms and conditions acceptable to us, or at all.

Our business plan for the next twelve months is to demonstrate the feasibility of the concepts behind our product candidate. It is necessary for us to establish evidence of feasibility of our approach in order to advance to subsequent milestones.

Toward this end, we expect to complete cell transplantation studies primarily involving rats and/or mice. These studies will use encapsulated animal islet cells that have been isolated and encapsulated by us using our proprietary technology as well as any additional processes, procedures or scientific advances we develop in our laboratory. This work will be conducted by our research and development team at our facility with assistance from outside contractors and two to five additional employees we expect to hire.

The transplantation surgery and subsequent monitoring is expected to take place at one or more academic institutions with which we have relationships through our Scientific Advisory Board. Together with these collaborators, we will obtain data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated islets and the capsule itself, and any side effects associated with the transplantation. We will also develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule in vivo. Through these activities, we are planning to establish the feasibility of the concepts behind our product candidate in animals.

Since none of our product candidates have yet advanced beyond the research stage, the process of developing product candidates will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval activities.

         The following chart is a summary of the significant milestones our management believes we will have to meet in order to begin and complete clinical human trials, and to eventually generate revenue from the sale of our product candidates. The chart also includes the estimated cost of achieving each milestone.

                                                                                                       Estimated Cost
                                                                                    Estimated Time     of Achieving
         Milestone                                                                   of Completion       Milestone
         ---------                                                                   -------------       ---------
o    COMPLETE INITIAL ANIMAL PROOF OF CONCEPT STUDIES. We anticipate that all of   1st Quarter, 2004    $4-6 Million
     our research and development efforts over the next twelve to fifteen months will involve allotransplantation and xenotransplantation studies primarily involving small mammals. We plan to gather data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated porcine islets and the capsule itself, and any side effects of the implantation. We also plan to develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule and alginate in vivo. Through this research, we hope to establish the feasibility of the concepts behind our product candidates in animals.

                                                                                                       Estimated Cost
                                                                                    Estimated Time     of Achieving
         Milestone                                                                   of Completion       Milestone
         ---------                                                                   -------------       ---------
o    COMPLETE FORMAL ANIMAL STUDIES IN ANTICIPATION OF FILING INVESTIGATIONAL      1st Half of 2005     $6-10 Million
     NEW DRUG APPLICATION WITH THE FOOD AND DRUG ADMINISTRATION. Once we have established the "proof of concept" behind our product candidates, we plan to initiate formal studies to demonstrate safety and efficacy in support of human clinical trials. These studies will involve both small and large mammals under controlled conditions and will likely be performed in our academic collaborators' and outside contract facilities. These studies will depend on our ability to identify one or more sources that will supply to us or our collaborators a requisite amount of ultra-pure alginate for the capsules and porcine islets. We intend to engage in ongoing discussions with the FDA during these evaluations. Once we are comfortable with the safety and efficacy results of these studies we plan to file the investigational new drug application with the FDA.

o    COMPLETE ALLOTRANSPLANTATION HUMAN CLINICAL STUDIES. These studies involve    2nd Half of 2005      $2-3 Million
     the transplantation of human islet cells using our encapsulation processes from one human to another. We hope these studies will validate our microencapsulation technology's ability to provide effective immunoisolation in humans prior to clinical trials.

o    INITIATE AND COMPLETE PHASE I HUMAN CLINICAL TRIALS. Once the formal,               2006              Unknown
     controlled animal studies have been completed, we plan to file the investigational new drug application. If the application is approved, we hope to begin clinical trials in humans with Type 1 diabetes shortly thereafter. Clinical trials of pharmaceuticals or biologics typically involve three phases. The first of these phases involves an evaluation of the safety of the experimental product in humans, and if possible, an evaluation of the early indications of its effectiveness.

o    INITIATE AND COMPLETE PHASE II HUMAN CLINICAL TRIALS. The second phase              2007              Unknown
     involves further safety testing, and an evaluation of efficacy, dose schedules and routes of administration in a larger human population. This phase sometimes overlaps with the Phase I study.

o    INITIATE AND COMPLETE PHASE III HUMAN CLINICAL TRIALS. These studies are         2008-2009            Unknown
     usually randomized, double-blind studies testing product safety and effectiveness in an expanded patient population in order to evaluate the overall risk/benefit relationship of the product and to provide an adequate basis for product labeling. Because of the scope and the number of patients involved, significant capital is required for these trials.

                                                                                                       Estimated Cost
                                                                                    Estimated Time      of Achieving
         Milestone                                                                   of Completion        Milestone
         ---------                                                                   -------------        ---------

o    COMPLETE HUMAN CLINICAL TRIALS AND SUBMIT OUR PRODUCT TO THE FDA FOR           2010 or later          Unknown
     APPROVAL. Once the clinical investigations are complete, we intend to submit an application to the FDA including all of our clinical and preclinical data.

o    BEGIN TO MANUFACTURE, MARKET AND SELL OUR PRODUCT.                             2010 or later          Unknown

The success, cost, and estimated time of completion of each step will depend on a variety of factors, many of which are out of our control. These factors include, among others, our ability to demonstrate the efficacy of our concept, access to sufficient capital to sustain our operations, unforeseen changes in biopharmaceutical regulations and the success of competing products and technologies. The actual timeline and cost of our product development may vary significantly from the estimates set forth above.

We will not have any significant revenue from operations until the first of our product candidates is approved by the Food and Drug Administration for sale. The approval process is long and costly, and is dependent on the success of multiple human clinical trials. It is difficult to estimate when, if ever, those trials will be completed.

We continue to evaluate various possible strategic transactions, including in-licensing or acquiring complementary products, technologies or companies. If we in-license or acquire products, technologies or companies, we expect that our operating expenses would increase as a result. We also expect that our research and development expenses will increase over the current level, and that we will require significant additional capital to fulfill our business plan. Research and development activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future.

         We anticipate hiring between two and five additional employees in research and development over the next twelve months.

                                    BUSINESS

OVERVIEW AND HISTORY

Our company was incorporated under the laws of the state of Nevada on November 10, 1998 under the name ALD Services, Inc. Our business plan was to seek to provide guidance to start-up and development stage companies in functional areas such as logistics, supply, transportation, contracting, financial and manpower management. On April 24, 2002, we acquired MicroIslet, Inc., a Delaware corporation ("MSLT Delaware") through a merger of our newly-formed, wholly-owned subsidiary with MSLT Delaware. As a result of the Merger, MSLT Delaware is now our wholly owned subsidiary and we share its business plan.

MSLT Delaware was founded by John F. Steel IV, who at the time of the merger owned 49% of the outstanding shares of MSLT Delaware and was its Chairman and CEO. Diasense, Inc. and Richard Schoninger were also principal stockholders of MSLT Delaware, owning 18% and 11.4%, respectively, of the outstanding shares at that time. The other executive officer of MSLT Delaware prior to the merger was Hartoun Hartounian, who served as its Chief Operating Officer. Mr. Steel, Mr. Hartounian, Robert Anderson and James Gavin made up the board of directors. Each of these individuals remain with our company in the same or similar capacity. MSLT Delaware was incorporated in Delaware on August 21, 1998. From the time of its formation, the company had been engaged in the research, development and commercialization of technologies in the field of cell transplantation therapy for insulin-dependent diabetes. MSLT Delaware has licensed patented technologies from Duke University Medical Center for the isolation, culture, storage and microencapsulation of insulin-producing islet cells. Transplantation of cells using these proprietary methods may enable diabetic patients to become free from insulin injections. Our ultimate goal is to offer a treatment towards a cure for diabetes worldwide.

In October 2001, MSLT Delaware entered into an Investment Banking Agreement with ASA Investment Company, a registered broker-dealer. MSLT Delaware was introduced to ASA through Donald G. Saunders. At the time of the introduction, Mr. Saunders was negotiating with ASA to form a successor broker-dealer in which Mr. Saunders, Thomas K. Russell and Mark C. Russell would each have equity interests. Thomas and Mark Russell are brothers. Those negotiations did not ultimately result in a restructuring of ASA, and none of Mr. Saunders, Thomas K. Russell or Mark C. Russell obtained any ownership interest or other interest in ASA.

Under the Investment Banking Agreement, ASA was retained to raise equity financing of up to $10 million in two stages. The first stage required ASA to raise $1 million by November 2, 2001, after which ASA would have an exclusive right to conduct a further private placement for between $3 million and $9 million on or before February 28, 2002. As a condition to closing the second stage of the private placement, MSLT Delaware was required to enter into a business combination with us. MSLT Delaware also agreed to give ASA a right of first refusal until April 2003 to match the terms of any offer for financing. ASA also has the right to receive a 10% finder's fee for any completed financing from persons introduced to MSLT Delaware by ASA, and the first $200,000 of any completed financing in excess of $6 million. On November 2, 2001, MSLT Delaware sold 166,668 shares of its common stock at a price of $6.00 per share in a private placement which raised gross proceeds of $1 million. ASA received a commission of $100,000 in connection with such sale. Pursuant to this investment, the investors were granted the right to receive additional shares of common stock if MSLT Delaware (or its successor) sells any securities for less than $6.00 per share. In the event of such a sale, these investors would be entitled to an additional number of shares equal to the number of additional shares they would have received had their initial investment been made at the lower price.

On December 14, 2001, Frank Danesi, Jr., the sole officer and director of our company at the time and owner of approximately 90% of our then outstanding shares of capital stock, sold all of his 3,075,000 shares of common stock to the Don and Bonnie Saunders Family Trust, a family trust affiliated with Mr. Saunders, for a cash purchase price of $300,000. The Don and Bonnie Saunders Family Trust purchased a total of 615,000 of such shares as nominee for others, including 275,132 shares for Thomas K. Russell and 137,566 shares for Mark C. Russell. The sale constituted a change of control of our company. Thomas K. Russell also became our President, Chairman and sole director at that time. The successor management elected to change our business plan by characterizing us as a public "blind pool" or "blank check" company. Our plan of operations became to seek, investigate, and if warranted, acquire one or more properties or businesses through a reverse merger or other similar type of business acquisition transaction.

In April 2002, we granted warrants to Mr. Saunders, Thomas K. Russell and Mark
C. Russell for consulting services. The warrants consisted of Class A Warrants for the purchase of 1,000,000 shares at $6.00 per share, and Class B Warrants for the purchase of 500,000 shares at $12.00 per share. Both the Class A and the Class B Warrants are generally exercisable at any time between August 1, 2002 and July 31, 2007. We are required to register the shares underlying the warrants and to maintain an effective registration statement during such time as the warrants and underlying shares remain outstanding. Mr. Saunders received 850,000 Class A Warrants and 425,000 Class B Warrants, Thomas K. Russell received 100,000 Class A Warrants and 50,000 Class B Warrants, and Mark C. Russell obtained 50,000 Class A Warrants and 25,000 Class B Warrants. We valued those warrants at approximately $5.9 million. See Note 3 to our financial statements for the period ended September 30, 2002 on page F-25 of this prospectus.

On April 24, 2002, MSLT Delaware completed the second stage of its private placement, raising approximately $3 million in gross proceeds, and we simultaneously completed our business combination with MSLT Delaware. MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing approximately 85% of the post-merger outstanding shares of the company. In the merger, MSLT Delaware common shares were exchanged on a one-for-one basis for our common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.627538-for-one basis for our common shares. Soon after the merger, we changed our name from ALD Services, Inc. to MicroIslet, Inc. ASA received a commission of $302,770 in connection with the second private placement closing, and earned an investment banking fee of $200,000 plus the right to receive 33,334 of our common shares in connection with our acquisition of MSLT Delaware.

After the merger, we sold an additional 34,667 shares of our common stock at a price of $6.00 per share in private placements which raised net proceeds of approximately $187,000. These shares were issued and sold on substantially similar terms and conditions as MSLT Delaware's April 2002 private placement described above and were recorded in May and August 2002 upon receipt of confirming documentation. ASA earned a commission of $20,800 in connection with these subsequent sales.

We regard the Class A and Class B Warrants to have been issued for services rendered in connection with the private placement and business combination. See
Note 3 to our financial statements for the period ended September 30, 2002 on page F-25 of this prospectus. Except for such warrants, none of Mr. Saunders, Thomas K. Russell or Mark C. Russell earned any compensation in connection with the private placements or the business combination with MSLT Delaware. Immediately after the business combination, Mr. Saunders beneficially owned 16.8% of our common shares, Thomas K. Russell beneficially owned 1.9% of our common shares, and Mark C. Russell beneficially owned less than 1% of our common shares, in each case giving effect to the exercise of their Class A and Class B Warrants.

PRODUCT

We intend to seek FDA approval for and bring to market a first product, called MicroIslet-P(TM). MicroIslet-P(TM) will be an injectable suspension of microencapsulated porcine islet cells for the treatment of insulin dependent diabetes. MicroIslet-P(TM) is intended to be administered into the patient's abdominal cavity, where the transplanted islet cells will produce insulin in response to increases in blood glucose, much like the patient's original pancreatic islet cells that have been destroyed by disease.

The primary function of microencapsulation is to protect the islets from the host's immune system. The microcapsule coating is composed of three layers of biocompatible materials: two layers of alginate separated by a layer of polyaminoacid.

We have not sought any approvals from foreign or domestic regulatory agencies with respect to this product candidate. We must first establish the feasibility of the concepts behind MicroIslet-P(TM) as described in our "Plan of Operation" beginning on page 20 of this prospectus.

LICENSE AND SPONSORED RESEARCH

We entered into a license agreement with Duke University on September 15, 1998. Pursuant to the Agreement, we have sponsored research conducted by Duke in connection with the isolation, culture, storage and encapsulation of insulin-producing islet cells from porcine sources to be used for transplantation in patients with insulin-dependent diabetes. The research has been conducted under the supervision of Dr. Emmanuel C. Opara. Under the Agreement, we agreed to pay Duke University for all direct and indirect costs incurred in the performance of the research. As of December 31, 2002, we have paid Duke approximately $240,000 for research efforts.

The agreement gives us the exclusive, worldwide commercialization rights to any product in any field of use developed under our sponsorship, with the right to sublicense. We are obligated to pay Duke a royalty of 5% of all proceeds generated by any future commercial products derived from the licensed technology. In the event we are required to pay a third party additional royalties in order to commercialize a product, royalty stacking will be capped so that the total royalty due to Duke and any other third parties will not exceed 10% of the net proceeds received from sales of a product.

As additional consideration for the license, we issued 344,586 shares of our common stock to Duke upon the execution of the agreement. We issued an additional 344,586 shares to Duke upon issuance of the first patent involving the technology which occurred in October 2001. We are obligated to issue an additional 344,586 shares to Duke upon approval of a licensed product.

The agreement imposes on us an obligation to indemnify Duke, its officers, employees and agents against claims arising from our or any sublicensee's development, manufacture or sale of any products that are developed through the use of the patented technology licensed from Duke. The agreement also imposes on us an obligation to use best efforts to market for exploitation the licensed technology, to develop manufacturing capabilities internally or through third parties, and to continue active, diligent marketing efforts for products based on the licensed technology, including a vigorous sublicensing program to effect commercialization of such products in any field we do not exploit on our own. If we fail to meet these obligations, Duke may reduce the license to a non-exclusive one. Moreover, if we fail to meet our obligations under the agreement, including our payment obligations, and fail to remedy our breach within 30 days of notice of the breach from Duke, Duke may terminate the agreement. The license agreement expires when the last patent within the patent rights licensed to us by Duke has expired.

We also have an active collaboration with the University of Alberta, Edmonton (Canada). This facility is assisting us with transplantation surgery and subsequent monitoring in animal models. Under the terms of the arrangement, we paid the University approximately $37,000 in 2002 and have committed to pay the University a maximum of $100,000 over the next twelve months.

INTELLECTUAL PROPERTY

Patents, trademarks and trade secrets are central to the profitability of pharmaceutical products, and our policy is to pursue intellectual property protection aggressively for all our products. The license from Duke University described above relates to two patents owned by Duke that are central to our business plan. Both patents relate to methods of culturing, cryopreserving and encapsulating pancreatic islet cells. A summary of the patents is provided in the following table:

          PATENT                                               CLAIMS
--------------------------------------------------------------------------------
6,303,355                 Method of treating isolated pancreatic islet cells by:
 (granted 10/16/2001)        - Culturing with cocktail*
 (expires 3/22/2019)         - Cryopreservation with cocktail*
                             - Encapsulation with polysaccharide gum
                             - Culturing encapsulated islets with cocktail*

--------------------------------------------------------------------------------

6,365,385                    - Method of treating isolated pancreatic islet
                               cells
 (granted 4/2/2002)          - Microencapsulated islet cells prepared according
 (expires 3/22/2019)           to claimed methods (above)
                             - Microencapsulated islet cell product prepared
                               according to claimed methods
                             - Incubation of capsule containing a cell in a
                               physiologically acceptable salt, where said salt
                               is a sulfate salt, to increase capsule durability
                               while retaining physiological responsiveness.
                             - Method of Culturing with cocktail*
                             - Semipermeable membrane to include PLO
--------------------------------------------------------------------------------

* Possible components of cocktail include: anti-oxidants, anti-cytokines, anti-endotoxin, and/or anti-biotics

RESEARCH AND DEVELOPMENT STRATEGY

Our in-house research and development effort is focused on development of our first product candidate called MicroIslet-P(TM). In our recently opened 3,000 square foot laboratory, we have six employees working full-time on this effort with assistance from outside contractors. This research will use animal islet cells that have been isolated and encapsulated using our proprietary technology as well as any additional processes, procedures or scientific advances we develop in our laboratory.

Additionally, we are sponsoring research at the University of Alberta, Edmonton (Canada). This facility is assisting us with transplantation surgery and subsequent monitoring in animal models.

Together with the University of Alberta and possibly other collaborators, we will obtain data relating to the level of insulin delivery, blood glucose control, the immune reaction of the animals to both the microencapsulated islets and the capsule itself, and any side effects associated with the transplantation. We will also develop information on dose and duration of implanted cells in relevant diabetes models, as well as the longevity and ultimate fate of the capsule in vivo. Through these activities, we are planning to establish the feasibility of the concepts behind our product candidate in animals.

We expect to add additional employees and collaborators as resources permit.

Thus far, our research and development effort has consisted of various experiments to gather data regarding the performance of animal islet cells and our encapsulation materials in vitro and in vivo with the goal of demonstrating the feasibility of the concepts behind our product candidate. The limited results of these experiments are very preliminary and serve primarily to allow us to modify our processes, procedures and materials to produce improved results in future experiments.

The near term objectives of our research and development program will be focused on preparing our current microencapsulated porcine islet technology for clinical studies. These objectives are outlined as follows:

o Optimization of our proprietary microencapsulated porcine islet technology.
o Perform additional pre-clinical animal studies to establish safety and efficacy data in support of human clinical trials.

Once we are satisfied that we have adequately optimized our processes, we expect to begin work on further objectives as follows:

o Conduct allotransplantation human clinical studies in cooperation with the University of Alberta, Edmonton using their human islets and MicroIslet's encapsulation process. This will validate the microencapsulation technology's ability to provide effective immunoisolation in humans prior to clinical trials of MicroIslet-P(TM).
o Conduct human clinical trials for MicroIslet-P(TM), microencapsulated porcine islets.

Our total research and development expenses were approximately $0.6 Million and $4.1 Million for 2000 and 2001, respectively.

MARKET OPPORTUNITY

Diabetes is the sixth leading cause of death in the United States, contributing to more than 193,000 deaths per year. An estimated 1.4 million Americans are insulin dependent diabetics. Currently, each diabetic patient costs the US health care system more than $10,000 per year. We believe that the market will support a price significantly higher than $10,000 per year for a product that can effectively cure insulin dependent diabetes. We estimate the potential market size is $14 billion for the United States and an additional $18 million for the top six industrialized foreign countries.

COMPETITION

The pharmaceutical and biotechnology industries are intensely competitive, and technological progress can be rapid. Although there are no other products currently available or in clinical trials that can effectively cure insulin dependent diabetes, we anticipate that this area will remain the focus of intense competition.

The strongest competition is anticipated to come from traditional and alternate insulin delivery systems, such as inhalable insulin or insulin pumps. If successful, these new products would offer a moderately improved quality of life for diabetics, but will not eliminate the need for frequent blood glucose monitoring or address the inevitable long-term complications resulting from exogenous insulin therapies.

         There are several other companies engaged in the research of islet transplantation technologies. Some of these companies include:

         o Diatranz -- a New Zealand-based company developing an alginate-encapsulated porcine islet cell product,
         o Islet Sheet Biomedical -- company engaged in the research and development of a bioartificial pancreas, and
         o Islet Technology -- developer of alginate-encapsulated islet cell products.
         o Novocell -- developer of a polyethylene glycol (PEG) coating technology for immunoisolation of islet cells.

Some of our competitors are larger than we are and may have greater financial resources, technical expertise or marketing, distribution or support capabilities. We expect that we will face increased competition in the future as new companies enter the market and advanced technologies become available. Any of our competitors could broaden the scope of their products through acquisition, collaboration or internal development to compete with us. Our competitors may also develop new, more effective or affordable approaches or technologies that compete with our products or render them obsolete.

SALES AND MARKETING

We currently have no sales and marketing employees, and no immediate plans to hire any. We will make decisions about sales and marketing at a later date, when our product is further along in the development stage.

MANUFACTURING

We do not currently have manufacturing capabilities, but we are exploring opportunities to produce ultrapure alginate. Exploitation of these opportunities will depend on the availability of further capital, qualified personnel and sufficient production resources. We do not currently have plans to manufacture MicroIslet-P(TM) or any other products in the near future. We will make decisions about manufacturing MicroIslet-P(TM) at a later date, when our product is further along in the development stage.

GOVERNMENT REGULATION

OVERVIEW. The development and commercialization of our products will be subject to extensive regulation in the United States by a number of regulatory authorities, including the United States Food and Drug Administration, and by comparable regulatory authorities in foreign countries. These regulatory authorities and other federal, state and local entities will regulate, among other things, the preclinical and clinical testing, safety, effectiveness, approval, manufacturing, labeling, packaging, export, storage, recordkeeping, adverse event reporting, and promotion and advertising of our products. We will require FDA approval of our products, including a review of the manufacturing processes and facilities used to produce our products, before we may market the products in the United States. We believe that MicroIslet-P(TM) will be classified as a biological product by the FDA. Biological products are subject to dual regulation. Their approval for marketing, among other things, is regulated under the Public Health Service Act through a biologics license application, or BLA. However, biological products are also drugs and must meet drug standards under the Federal Food, Drug and Cosmetic Act, including good manufacturing practices regulations and regulations governing clinical trials. Combination products are regulated on the basis of product's primary mode of action, and can require approval and/or review by more than one regulatory center of FDA.

Xenotransplantation products are generally regulated as biologics; however, they also can be part of a combination product. The Public Health Service and the FDA have published a number of draft and final guidances on xenotransplantation products. We cannot predict the content of future policy or regulations relating to xenotransplantation products, or the effect any future policy or regulation may have on our ability to research, develop, manufacture and market xenotransplantation products.

CLINICAL TRIAL PROCESS. Development of a therapeutic product for human use under applicable laws and regulations is a multi-step process. First, in vitro and/or animal testing must be conducted in a manner consistent with good laboratory practices to establish the potential safety and effectiveness of the experimental product in a given disease. Before human clinical trials may begin for new drugs and biologics, an investigational new drug application containing, among other things, the preclinical data, chemistry, manufacturing and control information, and an investigative plan, must be submitted to the FDA. Clinical trials of medical devices generally require the same sort of submission in the form of an application for an investigational device exemption. In addition, approval and oversight by an Institutional Review Board and adherence to requirements for proper informed consent from study subjects are required, unless a device sponsor is exempted from these requirements. Once a trial begins, changes to the investigational product or study protocol may require prior approval before they can be implemented. There can be no assurance that submission of an investigational new drug application or an investigational device exemption will result in the ability to commence clinical trials. In addition, the FDA may place a clinical trial on hold or terminate it at any phase if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk.

Clinical trials of pharmaceuticals or biologics typically involve three phases, although those phases can overlap. Phase I is conducted to evaluate the safety and pharmacokinetics of the experimental product in humans, and if possible, to gain early indications of effectiveness and begin to evaluate various routes, dosages and schedules of product administration.

         o Phase I/II clinical trials are conducted to evaluate safety and initial efficacy indications in the patient population afflicted with a specific disease or condition for which the product is intended for use.

         o Phase II clinical trials are conducted in groups of patients afflicted with a specific disease or condition for which the product is intended for use in order to further test safety, begin evaluating effectiveness, optimize dosage amounts and determine dose schedules and routes of administration.

         o Phase III studies are usually randomized, double blind studies testing for product safety and effectiveness in an expanded patient population in order to evaluate the overall risk/benefit relationship of the product and to provide an adequate basis for product labeling. These studies also may compare the safety and effectiveness of the product with currently available products.

BIOLOGICS APPROVAL PROCESS. For products that are regulated through a BLA application, following completion of clinical investigations, the preclinical and clinical data that have been accumulated, together with chemistry and manufacturing and controls specifications and information, are submitted to the FDA in a BLA. The FDA may refuse to accept a BLA for filing if certain content criteria are not met and may require additional information, including clinical data, before approval. To approve a BLA, the agency must determine, among other things, that the product is safe, pure, and potent, and that any facility in which it is manufactured, processed, packed or held, meets standards designed to assure the product's continued safety, purity, and potency.

If the FDA approves a BLA, we will need to continue to be compliant with strict FDA requirements concerning good manufacturing practices, enforced by periodic inspections, and adverse event reporting, as well as with any special requirements imposed as a part of the biologics license application approval. With certain exceptions, changes to the labeling of approved biological products require approved supplemental applications. Also, changes in the product or manufacturing that have a substantial potential to adversely affect product safety or effectiveness likewise require supplemental applications. These supplemental applications may require the submission of clinical or comparability data and must be approved before the product may be marketed as modified. The approval process is lengthy, expensive and uncertain.

MEDICAL DEVICE APPROVAL PROCESS. Medical devices are regulated by FDA according to their classification. The FDA classifies a medical device into one of three categories based on the device's risk and what is known about the device. The three categories are as follows:

         o Class I devices are generally lower risk products for which sufficient information exists establishing that general regulatory controls provide reasonable assurance of safety and effectiveness. Most class I devices are exempt from the requirement for premarket notification under section 510(k) of the Federal Food, Drug, and Cosmetic Act. FDA clearance of a premarket notification is necessary prior to marketing a non-exempt class I device in the United States.

         o Class II devices are devices for which general regulatory controls are insufficient to provide a reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls, such as guidance documents or performance standards, to provide a reasonable assurance of safety and effectiveness. A 510(k) clearance is necessary prior to marketing a non-exempt class II device in the United States.

         o Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide a reasonable assurance of safety and effectiveness and which are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. Unless a device is a preamendments device that is not subject to a regulation requiring a Premarket Approval ("PMA"), the FDA generally must approve a PMA prior to the marketing of a class III device in the United States.

The PMA process is expensive and uncertain. A PMA must be supported by valid scientific evidence, which typically includes extensive data, including pre-clinical data and clinical data from well-controlled or partially controlled clinical trials, to demonstrate the safety and effectiveness of the device. Product and manufacturing and controls specifications and information must also be provided. As with BLAs, the FDA may refuse to accept a PMA for filing and often will require additional clinical trial data or other information before approval. Obtaining approval can take several years and approval may be conditioned on, among other things, the conduct of postmarket clinical studies. Any subsequent change to an approved PMA that affects the safety or effectiveness of the device will require approval of a supplemental PMA. We cannot be sure that approval of a PMA or PMA supplement will be granted on a timely basis, if at all, or that the FDA's approval process will not involve costs and delays that will adversely affect our ability to commercialize our products.

Whether or not a product is required to be approved before marketing, we must comply with strict FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, Medical Device Reports must be submitted to the FDA to report device-related deaths or serious injuries, and malfunctions the recurrence of which would likely cause serious injury or death. Medical device reports can result in agency action such as inspection, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions.

LABELING AND ADVERTISING. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our biologics and medical devices will be limited to those specified in an FDA approval, and claims exceeding those that are approved will constitute a violation of the Federal Food, Drug, and Cosmetics Act. Violations of the Federal Food, Drug, and Cosmetics Act, Public Health Service Act, or regulatory requirements at any time during the product development process, approval process, or after approval may result in agency enforcement actions, including voluntary or mandatory recall, license suspension or revocation, premarket approval withdrawal, seizure of products, fines, injunctions and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on us. The advertising of our products will also be subject to regulation by the Federal Trade Commission, under the FTC Act. The FTC Act prohibits unfair methods of competition and unfair or deceptive acts in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, and restitution. Violations of FTC enforcement orders can result in substantial fines or other penalties.

FOREIGN REGULATION. Outside the United States our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.

EMPLOYEES

As of December 31, 2002, we had nine full time employees, five of whom are engaged in research in development. We also maintain a Scientific Advisory Board of outside consultants consisting of seven persons, all with doctoral degrees. These consultants are:

Member                                   Affiliations
------                                   ------------
James Shapiro, M.D., Ph.D.               Director of the Clinical Islet Transplant Program at the
                                         University of Alberta in Edmonton, Canada

Daniel R. Salomon, M.D.                  Associate Professor at The Scripps Research Institute (TSRI) in
                                         the Department of Molecular and Experimental Medicine.
                                         Director of the Center for Organ and Cell Transplantation for
                                         Scripps Health and the Director of the Core Laboratory for
                                         TSRI's General Clinical Research Center including the GCRC DNA
                                         Microarray Core.

Jonathan RT Lakey, Ph.D.                 Director of the Clinical Islet Laboratory and Assistant
                                         Professor of Surgery at the University of Alberta, Edmonton

Norma Sue Kenyon, Ph.D.                  Associate Professor of Surgery, Medicine, Microbiology and
                                         Immunology at the University of Miami School of Medicine.
                                         Associate Director for Research and Program Development,
                                         Co-Director of the Cell Transplant Center, Responsible Head of
                                         the Hematopoietic Cell Processing Facility, and Director,
                                         Pre-Clinical Islet Cell Transplantation at the Diabetes
                                         Research Institute

                                       30

Member                                   Affiliations
------                                   ------------

Riccardo Perfetti, MD, Ph.D.             Director of the Outpatient Diabetes and Weight Management
                                         Programs at Cedars-Sinai Medical Center.
                                         Director of the Endocrine Training Program, and the Diabetes
                                         Research Laboratory within the Division of Endocrinology,
                                         Diabetes and Metabolism at Cedars-Sinai.
                                         Assistant Professor In Residence with the Department of
                                         Medicine at the University of California, Los Angeles (UCLA),
                                         School of Medicine.

Morton D. Bogdonoff, M.D.                Emeritus Professor of Medicine at Weill Medical College of
                                         Cornell University and Senior Attending Physician at The New
                                         York-Presbyterian Hospital in New York City

Tejal Desai, Ph.D.                       Associate Professor in Biomedical Engineering at Boston
                                         University and the Director of the Laboratory of Therapeutic
                                         Microtechnology

LEGAL PROCEEDINGS

We may from time to time become a party to legal proceedings arising in the ordinary course of business. We are not currently a party to any material pending litigation or other material legal proceeding.

PROPERTY AND FACILITIES

We own no real property. We lease approximately 7,100 square feet of office and laboratory space in San Diego, California. The lease expires September 30, 2005. This facility is adequate for our current requirements.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth the names, ages as of December 31, 2002, and business experience of the directors, executive officers and certain other significant employees of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified. Our officers serve at the discretion of the Board of Directors. Each officer devotes all of his or her working time to our business.

Name                                 Age     Position Held and Tenure
----                                 ---     ------------------------
John F. Steel IV                     44      Chairman, Chief Executive Officer
                                             and Director
Hartoun Hartounian, Ph.D.            43      President, Chief Operating Officer
                                             and Director
William G. Kachioff                  37      Vice President, Finance and Chief
                                             Financial Officer
Robert W. Anderson, M.D.*            65      Director
Steven T. Frankel *                  60      Director
James R. Gavin III, M.D., Ph.D.*     58      Director

* Member of the Audit and Compensation Committees

Significant Employees
---------------------
Ingrid Stuiver, Ph.D.                41      Director of Research
Dagmar Meissner                      37      Director of Process Research and
                                             Development
Mayank Patel                         33      Director of Engineering and
                                             Manufacturing

JOHN F. STEEL IV, CHAIRMAN AND CHIEF EXECUTIVE OFFICER. Mr. Steel joined us in April 2002 as Chairman of the Board of Directors and Chief Executive Officer. In January, 1998, Mr. Steel founded MSLT Delaware and has served as its Chairman and Chief Executive Officer from September 1998 to April 2002. From January 1996 to December 1997, Mr. Steel was a founder, Chief Executive Officer and a director of AKESIS Pharmaceuticals, Inc., a company that developed a patented treatment for insulin resistance for Type II diabetes. From January 1987 to June 1990, Mr. Steel served as the Vice President of Defined Benefit Inc., a company he founded in 1986 that provided financial services to health care professionals. From 1989 to 1994, Mr. Steel consulted to several public and private companies on business issues related to distribution of goods, services, and finances through Steel Management. Mr. Steel received his MBA degree with an emphasis in finance from the University of Southern California and a Bachelor of Arts degree from Dartmouth College.

HARTOUN HARTOUNIAN, PH.D., PRESIDENT AND CHIEF OPERATING OFFICER. Dr. Hartounian joined us in April 2002 and had served as President and Chief Operating Officer of MSLT Delaware from August 2000 to April 2002. Before joining MSLT Delaware, Dr. Hartounian served from July, 1998 to August, 2000 as the Head of the Process Development at Kelco BioPolymers, one of the world's largest producers of biopolymers and a unit of Pharmacia. From April 1994 to June, 1998, Dr. Hartounian served as the Associate Director of Product Development at SkyePharma PLC (formerly known as Depotech), where he was responsible for all aspects of product development, scale up and technology transfer and was the key contributor in the commercialization of SkyePharma's first product.

Dr. Hartounian received his Ph.D. in Chemical Engineering from the University of Delaware in 1992.

WILLIAM G. KACHIOFF, VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER. Mr. Kachioff joined us in May 2002 as Vice President, Finance and Chief Financial Officer. He had served previously as the acting Chief Financial Officer of MSLT Delaware on a consultant basis from February 2002 to April 2002. From November 1999 to November 2001, Mr. Kachioff served as Director of Finance at Altus Medical, Inc., a manufacturer of innovative medical devices, where he helped prepare that company for the successful commercial launch of its first product and for its initial public offering of stock. From November 1998 to November 1999, Mr. Kachioff was the Corporate Controller at Coulter Pharmaceuticals, Inc., and from November 1996 to October 1998, Mr. Kachioff was the Assistant Controller at Vivus, Inc. From September 1990 to November 1996 he held a series of progressively responsible finance and accounting positions with Abbott Laboratories. He was a senior auditor with Deloitte & Touche LLP from August 1987 to August 1990. Mr. Kachioff received his B.S. in Management with concentrations in Accounting and Information Systems from the State University of New York at Buffalo and has been a Certified Public Accountant since 1989.

ROBERT W. ANDERSON, M.D. Dr. Anderson has been a director of our company since April 2002 and was a director of MSLT Delaware from March 2001 to April 2002. Dr. Anderson also serves as the David C. Sabiston, Professor and Chairman of the Department of Surgery at Duke University Medical Center in Durham, North Carolina where he has worked since June 1994. He received an MBA degree from the Kellogg School of Management at Northwestern in 1994 and was appointed as the Chairman of the Department of Surgery at Duke in the same year. Dr. Anderson received his B.S. degree in Engineering from Duke University and was awarded the M.D. degree from Northwestern University in 1964.

STEVEN T. FRANKEL. Mr. Frankel was elected as a director of MicroIslet in May 2002. Mr. Frankel has been an advisor to Genetic Diagnostics, Inc. since September 2002. From October 2001 to September 2002 he was the Chief Executive Officer and President Genetic Diagnostics, Inc. Since April 1998, he has been the Chief Executive Officer and President of A-Fem Medical Corp., a developer of women's healthcare products. Before that, he was the Chief Executive Officer and President of Quidel Corp., a manufacturer of physicians' office diagnostic test kits, from May 1992 to March 1998. Mr. Frankel was also President of various divisions of Becton, Dickinson and Co. from October 1979 to May 1992. Mr. Frankel attended the Executive Program at Stanford University in 1989 and received his BA in Philosophy from Clark University in 1964.

JAMES R. GAVIN III, M.D., PH.D. Dr. Gavin has been a director of our company since April 2002 and was a director of MSLT Delaware from March 2001 to April 2002. Since July 2002, he has been the President of Atlanta Morehouse School of Medicine. From July 1991 to June 2002, Dr. Gavin was the Senior Scientific Officer of the Howard Hughes Medical Institute in Chevy Chase, Maryland. He completed his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and his M.D. at Duke University Medical School. Dr. Gavin has received numerous civic and academic awards and honors.

INGRID STUIVER, PH.D., DIRECTOR OF RESEARCH. Dr. Stuiver joined us in April 2002 and was the Director of Research at MSLT Delaware from March 2001 to April 2002. Before joining MSLT Delaware, Dr. Stuiver was the Assistant Director of Clinical Research and Research Scientist at Maxia Pharmaceuticals from June 1998 to March 2001. From December 1993 to January 1998, Dr. Stuiver was a Sr. Research Associate/Postdoctoral Fellow at The Scripps Research Institute and studied adhesion receptors in cancer, hemostasis, thrombosis and the CNS. Dr. Stuiver received her Ph.D. in Molecular and Cellular Biology from the University of Arizona in 1992 and her B.A. in Biochemistry and Cell Biology from the University of California, San Diego in 1985.

DAGMAR MEISSNER, DIRECTOR OF PROCESS RESEARCH AND DEVELOPMENT. Ms. Meissner joined us in April 2002 and was the Director of Process Research and Development at MSLT Delaware from January 2001 to April 2002. Prior to joining MSLT Delaware, Ms. Meissner was a Senior Scientist at Kelco Biopolymers from September 1998 to December 2000. From December 1994 to June 1998, she worked at SkyePharma PLC (formerly known as DepoTech) as a Senior Process Engineer. From February 1992 to June 1994, she worked at Biogen, Inc., a biotechnology company, as a Senior Process Associate. Ms. Meissner earned a diploma in Chemical Engineering from a PolyTechnic Institute in Mannheim, Germany and an M.S. degree in Chemical Engineering from Tufts University.

MAYANK PATEL, DIRECTOR OF ENGINEERING AND MANUFACTURING. Mr. Patel joined us in April 2002 and was the Director of Engineering and Manufacturing at MSLT Delaware from December 2000 to April 2002. From December 1998 to December 2000, he was a senior process engineer at Sequenom Inc., where he was responsible for consumable product design, product validation, and development of manufacturing equipment for silicon-based DNA chips. Prior to that, he worked at SkyePharma PLC (formerly DepoTech) from May 1995 to January 1999 where he was a senior engineer, responsible for the design and commissioning of an FDA approved pharmaceutical production system. From April 1993 to May 1995, he was the Manufacturing Associate at Regeneron Pharmaceuticals, where he performed large-scale development and GMP production of clinical protein products. Mr. Patel received his MBA in Operations Management and his B.S. in Chemical Engineering from Rutgers University.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our Articles of Incorporation provide that we must indemnify our directors and officers to the fullest extent permitted under Nevada law. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

         o acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

         o    unlawful distributions; or

         o any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

Although our Articles of Incorporation provide that the liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, we may be limited, pursuant to Section 2115 of the California General Corporation Law, to indemnify our agents (as defined in Section 317 of the California General Corporation Law) to the extent permitted by Section 317 for breach of duty to us and our shareholders.

Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee, or other agent of a corporation, or is or was serving at the request of the corporation such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by our actions through: a majority vote of a quorum of our board of directors consisting of directors who are not party to the proceedings; approval of our shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or a court in which the proceeding is or was pending upon application by designated parties.

Under certain circumstances, an agent can be indemnified, even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. The law allows us to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse us if the agent is found liable.

Our bylaws provide that we will indemnify our officers and directors for expenses and liabilities, including counsel fees, reasonably incurred or imposed in connection with any proceeding to which they may be a party or in which they may become involved by reason of being or having been directors or officers of ours, except in such cases where the director or officer is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. In the event of a settlement, the indemnification described above will apply only when our board of directors approves the settlement and reimbursement as being in our best interests.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons of ours pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         We also maintain directors' and officers' liability insurance as permitted by our bylaws.

We also agreed to indemnify ASA Investment Company and its affiliates, officers, directors, employees, agents and controlling persons for losses, claims, damages and liabilities to which ASA Investment Company may become subject relating to or arising out of any transaction contemplated by the Investment Banking Agreement, as amended, dated October 22, 2001, by and between us and them.

We have also agreed to indemnify the selling shareholders against certain civil liabilities under the securities laws, or to contribute to any losses associated with these liabilities. The selling shareholders also agreed to indemnify us against certain civil liabilities under the securities laws deriving from information provided by the selling shareholders, or to contribute to any losses associated with these liabilities.

EXECUTIVE COMPENSATION

         The following table sets forth the annual and long-term compensation paid by our company or MSLT Delaware for services performed on our company's or MSLT Delaware's behalf for the three fiscal years ended December 31, 2002, with respect to those persons who were, as of December 31, 2002, the Chief Executive Officer and executive officers who received more than $100,000 in compensation for fiscal 2002 for either us or MSLT Delaware.

                         Summary Compensation Table (1)
                         ------------------------------

                                                          Annual Compensation             Long-Term
                                                          -------------------            Compensation
                                                                                         ------------

                                                                                          Securities
      Name and Principal Position          Year          Salary            Bonus      Underlying Options
      ---------------------------          ----          ------            -----      ------------------

Thomas K. Russell, Chairman of the        2002                -0-            -0-             150,000
Board and President(2)                    2001                -0-            -0-                  -0-

John F. Steel IV, Chairman and Chief      2002          $179,500             -0-                  -0-
Executive Officer (3)                     2001          $130,000             -0-                  -0-
                                          2000          $120,000             -0-                  -0-

Hartoun Hartounian, Ph.D., President      2002          $185,620             -0-              62,510
and Chief Operating Officer (3)           2001          $167,000             -0-                  -0-
                                          2000          $167,000             -0-           1,250,200

William G. Kachioff, Vice President,      2002          $122,322         $5,000              262,500
Finance and Chief Financial Officer (4)

(1) The columns for "Bonus," "Other Annual Compensation," "Restricted Stock Awards," "LTP Payouts" and "All other Compensation" have been omitted because there is no compensation required to be reported. All options were granted at market value.

(2) Thomas K. Russell resigned as our Chairman and President in April 2002.

(3) Mr. Steel and Dr. Hartounian joined us in April 2002 with the completion of the acquisition of MSLT Delaware. Compensation in 2001 includes compensation paid by MSLT Delaware prior to the acquisition. Compensation in 2000 reflects compensation paid by MSLT Delaware.

(4) Mr. Kachioff joined us on a full-time basis in May 2002. Mr. Kachioff was a consultant to MSLT Delaware from February 2002 to April 2002, and compensation shown includes consulting payments for that period.

Option Grants in Last Fiscal Year
---------------------------------

                                 Number of          Percent of Total
                                Securities         Options Granted to
                                Underlying            Employees in          Exercise or Base
           Name                   Options              Fiscal Year            Price ($/Sh)         Expiration Date
           ----                   -------              -----------            ------------         ---------------

Hartoun Hartounian               62,510(1)                  10.5%                  $2.95            November 3, 2012

William G. Kachioff             250,000(2)                  41.9%                  $5.00                 May 9, 2012
                                 12,500(1)                   2.1%                  $2.95            November 3, 2012

Thomas K. Russell               100,000(3)                  16.8%                  $6.00               July 31, 2007
                                 50,000(3)                   8.4%                 $12.00               July 31, 2007

(1) These incentive stock options were granted under the 2000 Stock Option Plan. These options are immediately exercisable.

(2) These options were granted under the 2000 Stock Option Plan. These options vest 1/36 per month for three years. 190,000 of the shares underlying these options are subject to a nonqualified stock option and 60,000 of the shares underlying these options are subject to an incentive stock option.

(3) These options were granted pursuant to a Warrant Agreement dated April 2, 2002 and are fully exercisable at any time after August 1, 2002.


Fiscal Year End Option Values
-----------------------------

         The following table sets forth, as to the named officers, certain information concerning the number and value of unexercised options held by each of the named officers at December 31, 2002.

                                          Number of Options              Value of Unexercised In-the-Money
             Name                      Unexercised at Year End                  Options at Year End (1)
             ----                      -----------------------                  -------------------
                                   Exercisable       Unexercisable       Exercisable        Unexercisable
                                   -----------       -------------       -----------        -------------
Thomas K. Russell                    150,000                   --               -0-                --

John F. Steel IV                          --                   --                --                --

Hartoun Hartounian, Ph.D.          1,034,888              277,822        $1,857,242          $530,640

William G. Kachioff                   81,944              180,566               -0-               -0-

(1) Based on fair market value of the common stock at fiscal year end, which was $2.20 per share less the exercise price of the options.

DIRECTOR COMPENSATION

On May 9, 2002, Steven T. Frankel was granted a nonqualified stock option pursuant to the 2000 Stock Option Plan to purchase 94,000 shares of common stock at an exercise price of $5.00 per share. This option vests 1/36 per month for three years and expires on May 9, 2012.

MSLT DELAWARE 2000 STOCK OPTION PLAN

GENERAL

Our board of directors adopted the MSLT Delaware 2000 Stock Option Plan on May 9, 2002 and our shareholders approved it on May 28, 2002. All options granted by MSLT Delaware prior to our acquisition of MSLT Delaware were assumed by us, and those options became exercisable for shares of our common stock.

The Plan provides for the grant of both incentive and nonstatutory stock options. Incentive stock options granted under the Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Nonstatutory stock options granted under the Plan are not intended to qualify as incentive stock options under the Internal Revenue Code. See "Federal Income Tax Information" for a discussion of the tax treatment of incentive and nonstatutory stock options.

PURPOSE

The purpose of the Plan is to advance our interests and our shareholders by providing an incentive to attract, retain and reward persons who provide services to us and by motivating such persons to contribute to our growth and profitability.

ADMINISTRATION

The Plan is administered by our board of directors and its designees. The board has the power, subject to the provisions of the Plan, to determine the persons to whom and the dates on which options will be granted, the number of shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration to be paid upon exercise of an option, and other terms of the option. Our board of directors is authorized to delegate administration of the Plan to a committee, but has not done so as of the date of this prospectus.

STOCK SUBJECT TO THE 2000 STOCK OPTION PLAN

The aggregate number of shares of our common stock issuable under the Plan is 4,000,000 shares. As of December 31, 2002, of the total shares available under the Plan, 3,402,293 shares were subject to outstanding options and 597,707 shares were available for future grants. If options granted under the Plan expire, are cancelled or otherwise terminate without being exercised, the shares of common stock subject to such expired, cancelled or terminated options will then be available for grant under the Plan.

ELIGIBILITY

Nonstatutory stock options may be granted only to our employees, directors and consultants, or certain related entities or designated affiliates. An incentive stock option can only be granted to a person who, on the effective date of grant, is an employee of ours, a parent corporation or a subsidiary corporation. Any person who is not an employee on the effective date of grant will be granted only a nonstatutory stock option.

No incentive stock options may be granted under the Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of our company, or any of its parent or subsidiary corporations, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options granted under the Plan are exercisable for the first time by an optionee during any calendar year (under all plans of ours and our parent and subsidiary corporations) may not exceed $100,000.

TERMS OF OPTIONS

The following is a description of the permissible terms of options under the Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

EXERCISE PRICE; PAYMENT. The exercise price of incentive stock options under the Plan may not be less than the fair market value of the common stock subject to the option on the date of the option grant, and in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the stock subject to the option on the date of the option grant, or in the case of a nonstatutory stock option granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of our company, 110% of such fair market value. The exercise price of options granted under the Plan must be paid: (i) in cash, by check or cash equivalent, (ii) by tender to us, or attestation to the ownership of shares of our common stock owned by the optionee having a fair market value not less than the exercise price, (iii) pursuant to Regulation T ("cashless exercise"), (iv) for optionees who are employees, in our sole and absolute discretion, by delivery of a promissory note, (v) in any other form of legal consideration acceptable to our board of directors or (vi) any combination of the above.

OPTION EXERCISE. Options granted under the Plan may become exercisable in cumulative increments as determined by our board of directors. With the exception of an option granted to an officer, director or consultant, options must vest at a rate of at least 20% of the shares subject to option per year. Our board of directors has the power to accelerate the time during which an option may be exercised. In addition, options granted under the Plan may permit exercise prior to vesting, which is commonly referred to as an "early exercise" feature, but in such event the optionee may be required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares acquired pursuant to such option at their original exercise price in the event that the optionee's service terminates.

TERM. The maximum term of options under the Plan is ten years, except that in certain cases (see "Eligibility" above) the maximum term is five years. The Plan provides for earlier termination of an option due to the optionee's cessation of service. Options under the Plan generally will terminate three months after the optionee's cessation of continuous service. However, in the event the optionee's continuous service terminates due to the optionee's disability, then the optionee may exercise any of the vested portion of the option at any time during the six months after the optionee's cessation of service. If the optionee's continuous service terminates due to the death of the optionee, then the option may be exercised to the extent vested on the date of death for six months after the optionee's death. In no event, however, may an option be exercised later than the date of the expiration of the option's term as set forth in the optionee's stock option agreement.

CHANGE IN CONTROL. The Plan defines a "Change in Control" of our company as any of the following events upon which our shareholders immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of our voting stock immediately before the event, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the stock of our company, its successor or the corporation to which our assets were transferred: (i) a sale or exchange by the shareholders in a single or series of related transactions of more than 50% of the our voting stock; (ii) a merger or consolidation in which we are a party; (iii) the sale, exchange or transfer of all or substantially all of our assets; or (iv) a liquidation or dissolution of our company.

If a Change in Control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may either assume our rights and obligations under the outstanding options or substitute substantially equivalent options for such corporation's stock. However, if an outstanding option is not assumed or replaced, the Plan provides that the vesting and exercisability of the option will be accelerated, effective ten days prior to the Change in Control. Options that are not assumed, replaced or exercised prior to the Change in Control will terminate. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

           PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information regarding the ownership of our common stock as of December 31, 2002 by: (i) each director;
(ii) each person who is known to us to be the beneficial owner of more than five percent of our outstanding common stock; (iii) each person who served as the our Chief Executive Officer during the last completed fiscal year; and (iv) all our executive officers and directors of as a group. All information with respect to share ownership and voting and investment power has been furnished by the persons listed. Except as otherwise indicated in the footnotes, each person listed has sole voting power with respect to the shares shown as beneficially owned.

                                                                 Number of Shares
Name and Address of Beneficial Owner (1)                      Beneficially Owned (2)   Percent of Class
----------------------------------------                      ----------------------   ----------------
John F. Steel IV                                                      9,376,500            41.4%

Richard Schoninger                                                    3,187,850            14.1%
667 Madison Avenue
New York, NY 10021

Don and Bonnie Saunders Family Trust                                  4,019,339(3)         16.8%
900 E. Desert Inn Road, Apt. 521
Las Vegas, NV 89109

Jackson St. Partners (4)                                              1,758,772             7.8%
3673 Jackson Street
San Francisco, CA 94118

Thomas K. Russell                                                       425,132(5)          1.9%
30 Sembrado
Rancho Santa Margarita, CA 92688

Hartoun Hartounian, Ph.D.                                             1,139,071(6)          4.8%

William G. Kachioff                                                      95,833(6)             *

Robert W. Anderson, M.D.                                                 96,370(6)             *

Steven T. Frankel                                                        23,500(6)             *

James R. Gavin III, M.D., Ph.D.                                         101,579(6)             *

All officers and directors as a group (6 in number)                  10,832,853(7)         44.9%

* Less than one percent.

(1) Except as otherwise indicated, the address for each beneficial owner is 6370 Nancy Ridge Drive, Suite 112, San Diego, CA 92121.

(2) Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 22,658,611 shares outstanding on December 31, 2002, adjusted as required by rules promulgated by the Commission.

(3) Don and Bonnie Saunders are the trustees of the Don and Bonnie Saunders Family Trust, and share voting and investment power over the 2,096,971 shares held by such trust. Also includes 647,368 shares held by Mr. Saunders and his wife as trustees of an irrevocable trust for which Mr. and Mrs. Saunders share voting and investment power. Also includes 850,000 shares subject to a warrant with an exercise price of $6.00 per share and 425,000 shares subject to a warrant with an exercise price of $12.00 per share. These warrants are exercisable at any time between August 1, 2002 and July 31, 2007. Mr. Saunders has sole voting and investment power with respect to the shares subject to such warrants. If and when Mr. and Mrs. Saunders determine to sell any of the 2,499,339 shares beneficially owned by them and not registered herein, or Mr. Saunders determines to sell any of the 1,275,000 shares subject to the warrants, they may do so only pursuant to a registration statement covering such resales.

(4) John J. Hagenbuch is a partner in Jackson St. Partners. To our knowledge, he is the controlling natural person with respect to the shares held.

(5) Includes 100,000 shares subject to a warrant with an exercise price of $6.00 per share and 50,000 shares subject to a warrant with an exercise price of $12.00 per share. These warrants are exercisable at any time between August 1, 2002 and July 31, 2007.

(6) For each person, the shares shown represent shares that are issuable upon exercise of options exercisable within 60 days of December 31, 2002.

(7) Includes 1,456,353 shares subject to options exercisable within 60 days of December 31, 2002.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 14, 2001, Frank Danesi, Jr., the sole officer and director of our company and owner of approximately 90.22% of our then outstanding shares of capital stock, sold all of his 3,075,000 shares of common stock to the Don and Bonnie Saunders Family Trust for a cash purchase price of $300,000. The Don and Bonnie Saunders Family Trust purchased a total of 615,000 of such shares as nominee for others, including 275,132 shares for Thomas K. Russell and 137,566 for Mark C. Russell. Thomas K. Russell and Mark C. Russell are brothers. The sale constituted a change of control of our company. Thomas K. Russell also became our President, Chairman and sole director at that time.

On April 24, 2002, we acquired MSLT Delaware through a merger of our newly-formed, wholly-owned subsidiary with MSLT Delaware. MSLT Delaware's stockholders were issued a total of 19,215,538 shares of our authorized but unissued common stock, representing 85% of the post-merger outstanding shares of the company. In the merger, MSLT Delaware common shares were exchanged on a one-for-one basis for our common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.627538-for-one basis for our common shares.

ASA Investment Company served as the private placement for a private offering of securities by MSLT Delaware which closed simultaneously with the merger, and for a subsequent private placement for us of 34,667 shares. MSLT Delaware was introduced to ASA through Donald G. Saunders. At the time of the introduction, Mr. Saunders was negotiating with ASA to form a successor broker-dealer in which Mr. Saunders, Thomas K. Russell and Mark C. Russell would have equity interests. Those negotiations did not ultimately result in a restructuring of ASA, and none of Mr. Saunders, Thomas K. Russell or Mark C. Russell obtained an ownership interest or other interest in ASA. Certain trusts affiliated with Mr. Saunders subscribed for 175,000 MSLT Delaware shares in the private offering with gross proceeds to us of $1,050,000. 52,500 of such shares were purchased by Mr. Saunders as a nominee for a company associated with Thomas K. Russell and Mark
C. Russell with gross proceeds to us of $315,000. These investments were on the same terms as all other investments in the private offering. ASA Investment Company received commissions equal to ten percent of the approximately $4 million in gross offering proceeds, and in connection with the merger, received an investment banking fee of $200,000 plus the right to receive 33,334 of our common shares. ASA received additional commissions totaling $20,800 in connection with the post-acquisition private placement of 34,667 shares.

In April 2002, we issued warrants to purchase 1,000,000 shares of our common stock at $6.00 per share and 500,000 shares of our common stock at $12.00 per share to the following persons in the amounts set forth opposite their names:

Name                            $6.00 Warrants                $12.00 Warrants
----                            --------------                ---------------
Donald G. Saunders                    850,000                      425,000
Thomas K. Russell                     100,000                       50,000
Mark C. Russell                        50,000                       25,000
Total:                              1,000,000                      500,000

         The warrants are exercisable at any time between August 1, 2002 and July 31, 2007.

                            DESCRIPTION OF SECURITIES

The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our articles of incorporation and our bylaws are limited solely to descriptions of the material terms of our securities, articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the Commission as exhibits to this registration statement of which this prospectus forms a part.


Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001. As of December 31, 2002, 22,658,611 shares of our common stock were issued and outstanding. This excludes an aggregate of 5,500,000 shares of common stock reserved for issuance upon exercise of stock options and warrants.

OUR COMMON STOCK

Our common stock is publicly traded on the Over The Counter Bulletin Board. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. Except as set forth below, the holders of Common Stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. Subject to the prior rights of holders of preferred stock, if any, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for payment. These dividends may be paid in cash, property or shares of common stock. The shares of common stock have no pre-emptive or conversion rights, no redemption or sinking fund provisions and are not liable for further call or assessment.

We are a Nevada corporation incorporated under Nevada law. Nevertheless, most of our business operations are conducted in California, and, under Section 2115 of the California General Corporation Law, a corporation like ours that is not incorporated under California law is deemed to be a "pseudo-foreign corporation" in California and as such is subject to a broad selection of provisions of the California General Corporation Law if (a) more than half of its business (based on a three-factor formula including property, payroll and sales) is conducted in California and (b) more than half of its voting securities are held of record by persons having addresses within California. We were not subject to California Corporate Law Section 2115 prior to the merger with MSLT Delaware. We may become subject to Section 2115 effective upon the first date of our next income year if the tests for applicability of such section are satisfied for the current income year as determined by us on or after the 135th day of the next income year. We are not able to determine at this time whether we will be subject to Section 2115 for our next income year. In the event we become subject to Section 2115, our shareholders may thereafter exercise cumulative voting rights. If cumulative voting rights exist, each holder of common stock will be entitled, for each share held, to the number of votes equal to the number of directors to be elected. Each shareholder may give one candidate, who has been nominated prior to voting, all the votes that stockholder is entitled to cast or may distribute such votes among as many candidates as that shareholder chooses. However, no shareholder will be entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes.

OUR "BLANK CHECK" PREFERRED STOCK

The term "blank check" refers to preferred stock, the creation and issuance of which is authorized in advance by the shareholders and the terms, rights and features of the series of which are determined by our board of directors from time to time. The authorization of this blank check preferred stock permits our board of directors to authorize and issue preferred stock from time to time in one or more series. Subject to our Articles of Incorporation, and the limitations prescribed by law or any stock exchange or national securities association trading system on which our securities may then be listed, the board of directors is expressly authorized, at its discretion, to adopt resolutions to issue shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, in each case without any further action or vote by the shareholders. Our board of directors is required to make any determination to issue shares of preferred stock based on its judgment as to the best interests of our company and its shareholders.

The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

                                  LEGAL MATTERS

Legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for us by Procopio, Cory, Hargreaves & Savitch LLP.

                                     EXPERTS

Our financial statements for the years ended December 31, 2001 and 2000 and for the period from August 21, 1998 (Date of Inception) to December 31, 2001 included in this prospectus have been so included in reliance on the report of Levitz, Zacks & Ciceric, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and us, please review the registration statement, including exhibits, schedules and reports filed as a part of the registration statement. Statements in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of that document filed as an exhibit to the registration statement, and each of these statements are qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including our company.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Certified Public Accountants..........................F-2

Balance Sheets as of December 31, 2001 and December 31, 2000................F-3

Statements of Operations for the years ended December 31, 2001 and December 31, 2000 and the period from August 21, 1998
   (Date of Inception) to December 31, 2001.................................F-4

Statements of Stockholders' Equity for the years ended December 31, 2001 and December 31, 2000 and the period from August 21, 1998
   (Date of Inception) to December 31, 2001.................................F-5

Statements of Cash Flows for the years ended December 31, 2001 and
   December 31, 2000 and the period from August 21, 1998
   (Date of Inception) to December 31, 2001.................................F-6

Notes to Financial Statements...............................................F-7

Balance Sheets as of September 30, 2002 (unaudited) and December 31, 2001...F-20

Consolidated Statements of Operations (unaudited) for the three months ended September 30, 2002 and September 30, 2001, the nine months ended September 30, 2002 and September 30, 2001 and the period from August 21, 1998 (Date of Inception) to September 30, 2002...........F-21

Consolidated Statements of Cash Flows (unaudited) for the three months ended September 30, 2002, the nine months ended September 30, 2002 and the period from August 21, 1998 (Date of Inception) to September
   30, 2002.................................................................F-22

Notes to Financial Statements...............................................F-23

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MICROISLET, INC.
San Diego, California

         We have audited the accompanying balance sheets of MicroIslet, Inc. (a development stage company) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 and for the period from August 21, 1998 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroIslet, Inc. (a development stage company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and for the period from August 21, 1998 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 12, the financial statements for 2001 have been restated.

/s/ Levitz, Zacks & Ciceric

July 2, 2002
San Diego, California


                                      MICROISLET, INC.
                               (A Development Stage Company)
                                       Balance Sheets
                                 December 31, 2001 and 2000

                                        ...ASSETS...

                                                                  2001
                                                                (Restated)        2000
                                                               ------------   ------------
Current Assets:
  Cash                                                         $   548,781    $   290,201
  Grant receivables                                                  4,972            -0-
  Prepaid expenses                                                  23,908          9,097
                                                               ------------   ------------
        Total current assets                                       577,661        299,298

Equipment, net                                                      61,264         57,352

Deposits and other assets                                           29,172         20,964
                                                               ------------   ------------
        Total assets                                           $   668,097    $   377,614
                                                               ============   ============
                         ...LIABILITIES AND STOCKHOLDERS' EQUITY...
Liabilities:
  Research expenses payable to stockholder                     $   240,000    $       -0-
  Accounts payable and accrued expenses                             66,379         17,564
                                                               ------------   ------------
        Total current liabilities                                  306,379         17,564
                                                               ------------   ------------
Stockholders' Equity:
  Convertible preferred stock - $.001 par value: 10,000,000
    shares authorized; 82,888 shares issued and outstanding;
    aggregate liquidation preference of $186,500                        83             83
  Common stock - $.001 par value: 25,000,000 shares
    authorized; 17,415,575 shares issued and outstanding
    (15,145,548 at December 31, 2000)                               17,416         15,146
  Additional paid-in capital                                     6,276,325      1,382,831
  Deficit accumulated during the development stage              (5,932,106)    (1,038,010)
                                                               ------------   ------------
        Total stockholders' equity                                 361,718        360,050
                                                               ------------   ------------
        Total liabilities and stockholders' equity             $   668,097    $   377,614
                                                               ============   ============

                      SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                            F-3


                                       MICROISLET, INC.
                                 (A Development Stage Company)
                                   Statements of Operations
                            Years Ended December 31, 2001 and 2000
           and Period from August 21, 1998 (Date of Inception) to December 31, 2001


                                                                              August 21, 1998
                                                 Year Ended                    (Inception) to
                                                 December 31,    Year Ended     December 31,
                                                    2001         December 31,       2001
                                                 (Restated)         2000         (Restated)
                                                -------------   -------------   -------------
Expenses:
  Research and development expenses             $  4,093,997    $    577,000    $  4,727,867
  General and administrative expenses                827,871         405,280       1,254,094
                                                -------------   -------------   -------------
        Loss from operations                      (4,921,868)       (982,280)     (5,981,961)
                                                -------------   -------------   -------------

Other income (expense):
  Interest income                                      9,268          16,545          30,851
  Interest expense                                      (161)            -0-            (161)
  Grant income                                        16,846             -0-          16,846
  Other                                                1,819             500           2,319
                                                -------------   -------------   -------------

        Total other income (expense)                  27,772          17,045          49,855
                                                -------------   -------------   -------------
        Net loss                                $ (4,894,096)   $   (965,235)   $ (5,932,106)
                                                =============   =============   =============

Basic and diluted net loss per share            $       (.29)   $       (.06)   $       (.40)
                                                =============   =============   =============

Weighted average number of shares outstanding
  used in calculation                             16,977,840      15,053,600      14,882,113
                                                =============   =============   =============

                        SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                             F-4


                                                          MICROISLET, INC.
                                                    (A Development Stage Company)
                                                 Statements of Stockholders' Equity
                                               Years Ended December 31, 2001 and 2000
                         and Period from August 21, 1998 (Date of Inception) to December 31, 2001 (Restated)
                                                                                                          Deficit
                                                                                                        Accumulated
                                            Preferred Stock         Common Stock          Additional     During the
                                           -----------------  --------------------------    Paid-in     Development
                                             Shares   Amount    Shares        Amount        Capital         Stage          Total
                                           ---------  ------  ------------  ----------   ------------   ------------   ------------
Sale of common stock to founders,
  August 21, 1998                               -0-   $ -0-    12,594,203   $  12,594    $   (12,110)   $       -0-    $       484
Stock issued pursuant to license
   agreement, September 15, 1998                                  344,586         345           (323)                           22
Sale of preferred stock, net May 4, 1999     82,888      83                                  186,417                       186,500
Net loss                                                                                                    (72,775)       (72,775)
                                           ---------  ------  ------------  ----------   ------------   ------------   ------------
Balance, December 31, 1999                   82,888      83    12,938,789      12,939        173,984        (72,775)       114,231

Sale of common stock, net:
    January 20, 2000                                            1,706,679       1,707        498,293                       500,000
    January 24, 2000                                              500,080         500           (468)                           32
Payments received for January
   1, 2001 stock sale                                                                        500,000                       500,000
Stock-based compensation                                                                     211,022                       211,022
Net loss                                                                                                   (965,235)      (965,235)
                                           ---------  ------  ------------  ----------   ------------   ------------   ------------
Balance, December 31, 2000                   82,888      83    15,145,548      15,146      1,382,831     (1,038,010)       360,050

Sale of common stock, net:
    January 1, 2001                                             1,706,679       1,707        498,293                       500,000
    July 2, 2001                                                   52,094          52         99,948                       100,000
    November 2, 2001                                              166,668         166        887,334                       887,500
Stock issued pursuant to license
   agreement, October 16, 2001                                    344,586         345      2,067,173                     2,067,518
Stock-based compensation                                                                   1,340,746                     1,340,746
Net loss                                                                                                 (4,894,096)    (4,894,096)
                                           ---------  ------  ------------  ----------   ------------   ------------   ------------
Balance December 31, 2001                    82,888   $  83    17,415,575   $  17,416    $ 6,276,325    $(5,932,106)   $   361,718
                                           =========  ======  ============  ==========   ============   ============   ============

                                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                                 F-5


                                        MICROISLET, INC.
                                 (A Development Stage Company)
                                    Statements of Cash Flows
                             Years Ended December 31, 2001 and 2000
           and Period from August 21, 1998 (Date of Inception) to December 31, 2001

                                                                                 August 21, 1998
                                                    Year Ended                   (Inception) to
                                                    December 31,    Year Ended    December 31,
                                                        2001       December 31,      2001
                                                     (Restated)       2000         (Restated)
                                                    ------------   ------------   ------------
Cash flows from operating activities:
  Net loss                                          $(4,894,096)   $  (965,235)   $(5,932,106)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    In-process R&D acquired for common stock          2,067,518            -0-      2,067,518
    Stock compensation expense                        1,340,746        211,022      1,551,768
    Depreciation and amortization                        16,970         10,142         27,112
    Increase in deposits and other assets                (8,208)        (7,546)       (29,172)
    Increase in grant receivables                        (4,972)           -0-         (4,972)
    Increase in prepaids                                (14,811)        (9,044)       (23,908)
    Increase in accounts payable and accrued
      expenses                                          288,815         17,564        306,379
                                                    ------------   ------------   ------------
        Net cash used in operating activities        (1,208,038)      (743,097)    (2,037,381)
                                                    ------------   ------------   ------------
Cash flows from investing activities:
  Purchases of equipment                                (20,882)       (60,355)       (88,376)
                                                    ------------   ------------   ------------
        Net cash used in investing activities           (20,882)       (60,355)       (88,376)
                                                    ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from sale of common stock                  1,487,500      1,000,032      2,488,038
  Proceeds from sale of preferred stock                     -0-            -0-        186,500
                                                    ------------   ------------   ------------
        Net cash provided by financing activities     1,487,500      1,000,032      2,674,538
                                                    ------------   ------------   ------------
        Net increase in cash                            258,580        196,580        548,781

Cash at beginning of period                             290,201         93,621            -0-
                                                    ------------   ------------   ------------
Cash at end of period                               $   548,781    $   290,201    $   548,781
                                                    ============   ============   ============
Interest paid                                       $       161    $       -0-    $       161
Income taxes paid                                   $       -0-    $       -0-    $       -0-

Non-cash investing and financing activities:
  In-process R&D acquired for common stock          $ 2,067,518    $       -0-    $ 2,067,518

                        SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                              F-6

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                     Years Ended December 31, 2001 and 2000

Note 1.  THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

         MicroIslet, Inc. was incorporated in Delaware on August 21, 1998. Pursuant to a license agreement with Duke University (Note 3), the Company is engaged in the research, development, and commercialization of patented technologies in the field of transplantation therapy for patients with insulin-dependent diabetes. The Company has not commenced planned principal operations and is considered to be in the development stage. The Company intends to continue its research and development efforts and, ultimately, to begin market introduction of its products.

         Equipment
         ---------

         Equipment is stated at cost. Depreciation is computed on the straight-line method over the estimated useful asset lives, which range from three to five years. Repairs and maintenance are charged to expense as incurred.

         Research and Development
         ------------------------

         Research and development costs are charged to operations when incurred. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock.

         Income Taxes
         ------------

         Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (continued)

         Segment Reporting
         -----------------

         Operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company operates in one segment.

         Stock-based Compensation
         ------------------------

         The cost of stock options and other stock-based compensation granted to employees and directors performing director services is recorded based on the intrinsic value of the compensation on the measurement date which is generally the grant date. The cost of stock-based compensation granted to outside consultants and directors performing advisory services is recorded based on the fair value of the compensation on the date at which the grantee's performance is complete.

         Grant Revenue
         -------------

         The Company recognizes grant revenue as the related research expenses are incurred.

         Estimates
         ---------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         New Accounting Pronouncements
         -----------------------------

         The Company does not expect the adoption of any issued, but not yet effective, accounting pronouncements to have a material effect, if any, on its financial position or results of operations.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 1. THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES (continued)

         Concentration of Credit Risk
         ----------------------------

         The Company maintains its cash balances in a financial institution and a money market fund at the same institution. Cash balances at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The money market fund is uninsured.

Note 2.  COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                          2001          2000
                                                       -----------   -----------
         Equipment
         ---------

         Laboratory equipment                          $   21,751    $    7,234
         Computer equipment                                45,152        39,348
         Furniture and fixtures                            22,149        21,590
                                                       -----------   -----------
                                                           89,052        68,172
         Less accumulated depreciation and amortization   (27,788)      (10,820)
                                                       -----------   -----------
                                                       $   61,264    $   57,352
                                                       ===========   ===========

         Accounts Payable and Accrued Expenses
         -------------------------------------

         Accounts payable                              $   24,461    $    7,246
         Accrued payroll and vacation                      41,918        10,318
                                                       -----------   -----------
                                                       $   66,379    $   17,564
                                                       ===========   ===========

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 3.  LICENSE AGREEMENT

         In September 1998, the Company entered into a license agreement with Duke University (Duke). Under the terms of the agreement, the Company has the right to develop and commercialize technology related to therapies for diabetes developed and patented by Duke. The Company issued 344,586 shares of its common stock to Duke upon the execution of the license agreement. The Company issued an additional 344,586 shares to Duke upon issuance of the first patent involving the technology which occurred in October 2001. The Company is obligated to issue an additional 344,586 shares to Duke upon approval of a licensed product. The cost of the license rights is based on the fair value of the Company's stock when earned by Duke and is being expensed as acquired in-process research and development because the technology is in the early development stage and has no foreseeable alternative future uses. Research and development expenses in 2001 include $2,067,518 of in-process research and development acquired for common stock. The Company is obligated to pay Duke a royalty of 5% of all proceeds generated by any future commercial products derived from the licensed technology. The Company also reimburses Duke for research costs related to developing the technology for commercial use. The Company reimbursed Duke $252,793 and $251,395 for research in 2001 and 2000, respectively, including research expenses payable of $240,000 as of December 31, 2001.

Note 4.  OPERATING LEASES

         The Company leases office and laboratory facilities under operating leases expiring through September 30, 2002. Rent expense was $46,155 and $9,827 for the years ended December 31, 2001 and 2000, respectively.

         The following is a schedule of total future minimum lease payments under all noncancellable operating leases:

                Year Ending December 31
                -----------------------

                        2002                               $   117,918
                                                           ============

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 5.  STOCKHOLDERS' EQUITY

         Stock Options
         -------------

         During 2000, the Company adopted a stock option plan for employees, outside consultants and directors. There are 4,000,000 common shares available for grant under the plan. The plan allows for incentive options with exercise prices of at least 100% of the fair market value of the Company's common stock and nonqualified options with exercise prices of at least 85% of the fair market value of the Company's common stock. All options have a ten-year life and generally vest over a three-year period.

         The Company applies APB Opinion 25 in accounting for stock options granted to employees and directors performing director services. Compensation cost is based on the excess of the fair value of the stock over the exercise price on the measurement date which is generally the grant date and is recognized over the vesting period of the options. Compensation cost charged to operations for options granted to employees and directors performing director services was $250,583 in 2001 and $70,587 in 2000.

         The Company applies SFAS 123 and EITF 96-18 in accounting for stock options granted to outside consultants and directors performing advisory services. Compensation cost is recognized over the vesting period based on the fair value of the options at each balance sheet date until the grantee's performance is complete. The fair value for these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for the year ended December 31, 2001: risk free interest rate of 5%; dividend yield of 0%; volatility of 54%; expected life of 10 years; and estimated fair value of the Company's common stock ranging from $0.59 to $6.00. Compensation cost charged to operations for options granted to consultants and directors performing advisory services was $1,090,163 in 2001.

         Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee and director stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2001 and 2000: risk free interest rate of 5%; dividend yield of 0%; volatility of 54%; expected life of 10 years; and estimated fair value of the Company's common stock ranging from $0.59 to $6.00 per share in 2001 and $0.29 to $0.59 per share in 2000.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 5.  STOCKHOLDERS' EQUITY (continued)

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Adjustments are made for options forfeited prior to vesting. The effects on compensation expense and net income had compensation cost for employee and director stock options been determined based on fair value at the date of grant consistent with the provisions of SFAS 123 are as follows:

                                                      2001
                                                    (Restated)          2000
                                                   -------------   -------------
         Net loss, as reported                     $ (4,894,096)   $   (965,235)
         Adjustment to compensation expense
           under SFAS 123                              (143,306)        (42,775)
                                                   -------------   -------------
         Net loss, pro forma                       $ (5,037,402)   $ (1,008,010)
                                                   =============   =============
         Net loss per share, pro forma:
           Basic and diluted                       $       (.30)   $       (.07)
                                                   =============   =============

         The following summary presents the options under the plan granted, exercised, expired, forfeited and outstanding at December 31, 2001 and 2000:

                                                                    Weighted
                                                                    Average
                                                      Number of     Exercise
                                                       Shares         Price
                                                   -------------   -------------
         Outstanding at January 1, 2000                      --    $        .00

         Granted                                      2,203,476    $        .29
         Exercised                                           --              --
         Expired                                             --              --
         Forfeited                                           --              --
                                                   -------------   -------------
         Outstanding at December 31, 2000             2,203,476    $        .29
                                                   =============   =============

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 5.  STOCKHOLDERS' EQUITY (continued)

                                                                     Weighted
                                                                     Average
                                                      Number of      Exercise
                                                       Shares          Price
                                                   -------------   -------------
         Outstanding at December 31, 2000             2,203,476    $        .29

         Granted                                        954,843    $        .39
         Exercised                                           --              --
         Expired                                             --              --
         Forfeited                                           --              --
                                                   -------------   -------------
         Outstanding at December 31, 2001             3,158,319    $        .32
                                                   =============   =============
         Options exercisable at December 31, 2001     1,183,612    $        .30
                                                   =============   =============

         The weighted average fair value of options granted during 2001 and 2000 was $1.16 and $0.47, respectively.

         The following summary presents the exercise prices, number of options outstanding and exercisable, and the remaining contractual lives of the Company's stock options at December 31, 2001:

                                                                Weighted
                                                                 Average
                                       Number of Shares         Remaining
                                 --------------------------    Contractual
         Exercise Price          Outstanding    Exercisable       Life
         --------------          -----------    -----------       ----

             $0.29                2,830,141      1,134,125        9.00
             $0.59                  328,178         49,487        9.51

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 5.  STOCKHOLDERS' EQUITY (continued)

         Stock Sold Below Fair Value
         ---------------------------

         On January 24, 2000, the Company sold 500,080 shares of its common stock to two outside consultants for $32 in cash. Management determined that the fair value of the Company's common stock on the date of the sale exceeded the sale price. Accordingly, the Company recognized $140,022 of compensation cost based on the excess of the fair value of the shares over the sale price.

         Convertible Preferred Stock
         ---------------------------

         Each share of preferred stock is convertible into 15.6275 shares of common stock. In the event the Company makes an initial public offering of its common stock, the preferred shares will be converted automatically into shares of common stock at the conversion rate effective at the time of the offering. The preferred shares have voting rights and are entitled to noncumulative annual dividends of $0.05 per share if declared by the Board of Directors. In the event of any liquidation, dissolution, or winding up of the Company, holders of preferred stock will be entitled to a liquidation preference of $2.25 per share.

         Stock Splits
         ------------

         Effective November 7, 2000, the Board of Directors authorized a 5-for-1 stock split of the Company's $.001 par value common stock. As a result of the split, 3,876,640 additional shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

         Effective October 18, 2001, the Board of Directors authorized a 3.1255-for-1 stock split of the Company's $.001 par value common stock. As a result of the split, 11,843,483 additional shares were issued. All references in the accompanying financial statements to the number of common shares and per-share amounts have been restated to reflect the stock split.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 6.  EARNINGS PER SHARE

         The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, such as stock options, warrants or convertible securities. Potential common shares related to convertible preferred stock and stock options were not included in the calculation of diluted earnings per share in 2001 and 2000 because of their anti-dilutive effect.

Note 7.  INCOME TAXES

                                                      2001
                                                    (Restated)         2000
                                                   -------------   -------------
         Deferred tax assets:
           Net operating loss carryforwards        $    965,000    $    345,000
           Acquired in-process R&D                      885,000             -0-
           Stock-based compensation                     665,000          90,000
           Accrued vacation                              18,000           5,000
                                                   -------------   -------------
                                                      2,533,000         440,000
         Deferred tax liabilities:
           State taxes                                 (178,000)        (30,000)
                                                   -------------   -------------
         Net deferred tax asset                       2,355,000         410,000
         Less valuation allowance                    (2,355,000)       (410,000)
                                                   -------------   -------------
                                                   $        -0-    $        -0-
                                                   =============   =============

         The net deferred tax asset has been fully reserved due to uncertainties as to its realizability. The valuation allowance increased by $1,945,000 in 2001 and $380,000 in 2000.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 7.  INCOME TAXES (continued)

         The Company has federal net operating loss carryforwards of approximately $2.2 million at December 31, 2001 available to offset taxable income through 2021 and California net operating loss carryforwards of approximately $2.2 million at December 31, 2001 available to offset taxable income through 2011.

         The provision for income taxes differs from the amount using the statutory federal income tax rate of 34% as follows:

                                                        2001
                                                     (Restated)        2000
                                                   -------------   -------------
         Federal tax benefit at statutory rate     $  1,660,000    $    330,000
         State tax benefit, net                         285,000          50,000
         Increase in valuation allowance             (1,945,000)       (380,000)
                                                   -------------   -------------
         Provision for income taxes                $        -0-    $        -0-
                                                   =============   =============

Note 8.  GRANT AGREEMENT

         The Company has a $200,000 grant from the National Institutes of Health. The funds are paid to the Company as reimbursement of certain research expenses and are to be received through August 2002.

Note 9.  FINANCING AGREEMENT

         In October 2001, the Company entered into a financing agreement with an investment banking company (the investment bankers). Under the terms of the agreement, the investment bankers will endeavor to obtain up to $10 million of financing for the Company through the sale of shares of the Company's common stock. For completed financings, the Company will pay the investment bankers a finder's fee equal to 10% of the financing. The Company will also pay the investment bankers the first $200,000 of any aggregate financings in excess of $6 million.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 9.  FINANCING AGREEMENT (continued)

         The agreement requires that when the investment bankers have produced investors who agree to purchase common stock for at least $4 million, the Company will be acquired by a corporation whose shares trade on the NASD OTC Electronic Bulletin Board (the public shell) in a transaction accounted for as a reverse merger. After the completion of this transaction, the Company will be required to pay the investment bankers an additional $200,000 in cash plus 33,334 shares of the public shell's common stock.

         In November 2001, the Company sold 166,668 shares of its common stock at a price of $6.00 per share in a private placement which raised net proceeds of $887,500. The investment bankers received approximately $100,000 in cash in connection with the stock sale. The stock purchase agreements provide that, if the Company sells shares of its common stock or convertible securities, including options and warrants, to subsequent investors at a price of less than $6.00 per share, the Company will be required to issue additional shares to these original investors in an amount sufficient to make their per share price equivalent to the lowest price paid by the subsequent investors.

Note 10. SUBSEQUENT EVENTS

         In April 2002, the Company sold 504,617 shares of its common stock at a price of $6.00 per share in a private placement which raised net proceeds of approximately $2.4 million. Pursuant to the financing agreement (Note 9), the investment bankers received approximately $500,000 in cash and 33,334 shares of the public shell's common stock in connection with the stock sale.

         On April 24, 2002, the Company and ALD Services, Inc. (ALD), a Nevada Corporation, merged. ALD is a public shell company with no assets or liabilities and a limited operating history. The principal stockholders of ALD are affiliated with the investment banking company with which the Company has a financing agreement (Note 9). Each share of the Company's common stock was converted into one share of ALD common stock and each share of the Company's preferred stock was converted into
         15.6275 shares of ALD common stock. As a result of the merger, the Company's shareholders acquired approximately 85% of ALD's post-closing common shares. The transaction will be accounted for as a reverse merger. Accordingly, the Company will be considered the accounting acquiror and the assets and liabilities of the Company will not be adjusted as a result of the merger. ALD changed its name to MicroIslet, Inc. following the merger.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 10. SUBSEQUENT EVENTS (continued)

         On April 2, 2002, prior to the merger, ALD issued an aggregate of 1,000,000 Class A Warrants and 500,000 Class B Warrants to three persons, including the then beneficial owner of approximately 76.9% of the outstanding common shares, the then president and sole director of ALD, and the brother of the then president and sole director. The warrants were issued as compensation for consulting services.

         Each outstanding Class A Warrant entitles the holder to purchase one share of ALD common stock at a price of $6.00 per share and each outstanding Class B Warrant entitles the holder to purchase one share of ALD common stock at a price of $12.00 per share. Subject to restrictions and limitations contained in the Warrant Agreement, both the Class A and the Class B Warrants will generally be exercisable at any time between August 1, 2002 and July 31, 2007. The Warrant Agreement requires ALD to register the shares underlying the Warrants and to maintain an effective registration statement during such time as the Warrants and underlying shares remain outstanding.

Note 11. PRO FORMA DISCLOSURES (UNAUDITED)

         ALD had no assets or liabilities as of December 31, 2001 and 2000, and immaterial revenue and expenses for the years ended December 31, 2001 and 2000, and for the period from November 10, 1998 (inception) to December 31, 2001. Consequently, pro forma condensed financial information for the Company and ALD combined as of December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000 and for the period from inception to December 31, 2001 would be substantially the same as that reported in the accompanying financial statements.

                                MICROISLET, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                   (Continued)
                     Years Ended December 31, 2001 and 2000

Note 12. RESTATEMENT

         The 2001 financial statements have been restated to correct a misapplication of U.S. generally accepted accounting principles related to accounting for stock options granted to outside consultants and directors performing advisory services. As a result of the restatement, an additional $918,000 of stock compensation expense was recorded for 2001. The additional expense relates to changes in the estimated fair value of the Company's stock between the grant date and December 31, 2001.

         The effects of the restatement on the net loss for 2001 are as follows:

         Net loss:
           Previously reported                                     $ (3,976,096)
           Adjustment to record additional stock compensation
                    expense                                            (918,000)
                                                                   -------------
           Restated                                                $ (4,894,096)
                                                                   =============
         Basic and diluted net loss per share:
           Previously reported                                     $       (.23)
           Adjustment to record additional stock compensation
                    expense                                                (.06)
                                                                   -------------
           Restated                                                $       (.29)
                                                                   =============


                                               MicroIslet, Inc.
                                         (A Development Stage Company)
                                          Consolidated Balance Sheets

                                                                                September 30,
                                                                                    2002            December 31,
                                                                                 (unaudited)           2001
                                                                                -------------      -------------
ASSETS

Current Assets:
  Cash                                                                          $  1,406,068       $    548,781
  Grant receivables                                                                   51,972              4,972
  Prepaid expenses                                                                   167,832             23,908
                                                                                -------------      -------------

        Total current assets                                                       1,625,872            577,661

Equipment, net                                                                        95,014             61,264
Deposits and other assets                                                             78,638             29,172
                                                                                -------------      -------------

        Total assets                                                            $  1,799,524       $    668,097
                                                                                =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Research expenses due to stockholder                                          $    230,000       $    240,000
  Deferred grants revenue                                                             40,352                 --
  Accounts payable and accrued expenses                                              418,228             66,379
                                                                                -------------      -------------

        Total current liabilities                                                    688,580            306,379
                                                                                -------------      -------------

Stockholders' Equity:
  Convertible preferred stock - $.001 par value: 10,000,000
    shares authorized; zero shares and 82,888 shares issued
    and outstanding at September 30, 2002 and December 31, 2001, respectively; aggregate liquidation preference
    of $186,500 at December 31, 2001                                                      --                 83
  Common stock - $.001 par value: 50,000,000 shares
    authorized; 22,658,611 and 17,415,575 shares issued and
    outstanding  at September 30, 2002 and December 31, 2001, respectively            22,658             17,416
  Additional paid-in capital                                                      12,485,690          6,276,325
  Deficit accumulated during the development stage                               (11,397,404)        (5,932,106)
                                                                                -------------      -------------

        Total stockholders' equity                                                 1,110,944            361,718
                                                                                -------------      -------------

        Total liabilities and stockholders' equity                              $  1,799,524       $    668,097
                                                                                =============      =============

                                See notes to consolidated financial statements.

                                                    MicroIslet, Inc.
                                              (A Development Stage Company)
                                    Consolidated Statements of Operations (unaudited)


                                                                                                                    August 21, 1998
                                                        Three Months Ended              Nine Months Ended           (Inception) to
                                                          September 30,                    September 30,             September 30,
                                                     2002              2001            2002             2001              2002
                                                 -------------    -------------    -------------    -------------    -------------
Expenses:
   Research and development expenses             $    124,568     $    536,813     $    891,454     $  1,371,319     $  5,619,321
   General and administrative expenses                570,843          108,351        1,213,519          368,284        2,467,613
   Warrant compensation expense                            --               --        3,477,723               --        3,477,723
                                                 -------------    -------------    -------------    -------------    -------------

     Loss from operations                            (695,411)        (645,164)      (5,582,696)      (1,739,603)     (11,564,657)
                                                 -------------    -------------    -------------    -------------    -------------

Other income (expense):
   Interest income                                      7,094              920           15,573            6,556           46,424
   Interest expense                                      (127)            (161)            (216)            (161)            (377)
   Grant income                                        51,972               --          102,041               --          118,887
   Other                                                   --              380               --            1,284            2,319
                                                 -------------    -------------    -------------    -------------    -------------

      Total other income (expense)                     58,939            1,139          117,398            7,679          167,253
                                                 -------------    -------------    -------------    -------------    -------------

      Net loss                                   $   (636,472)    $   (644,025)    $ (5,465,298)    $ (1,731,924)    $(11,397,404)
                                                 =============    =============    =============    =============    =============

Basic and diluted net loss per share             $       (.03)    $       (.04)            (.27)    $       (.10)    $       (.62)
                                                 =============    =============    =============    =============    =============

Weighted average number of shares outstanding
  used in calculation                              20,905,475       16,878,274       20,321,103       16,869,592       18,372,013
                                                 =============    =============    =============    =============    =============

                                     See notes to consolidated financial statements.

                                                           F-21


                                               MicroIslet, Inc.
                                         (A Development Stage Company)
                                     Statements of Cash Flows (unaudited)

                                                                                                        August 21, 1998
                                                           Nine Months Ended     Nine Months Ended       (Inception) to
                                                          September 30, 2002    September 30, 2001     September 30, 2002
                                                          ------------------    ------------------     ------------------
Cash flows from operating activities:
  Net loss                                                  $ (5,465,298)          $ (1,731,924)          $(11,397,404)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Warrant compensation expense                               3,477,723                     --              3,477,723
    In process research and development
      acquired for common stock                                       --                     --              2,067,518
    Stock compensation expense                                   318,743                833,013              1,870,511
    Depreciation and amortization                                 24,377                 12,462                 51,489
    Loss on disposal of equipment                                 14,726                     --                 14,726
Changes in operating assets and liabilities:
    Deposits and other assets                                    (49,466)                   550                (78,638)
    Grant receivables                                            (47,000)                    --                (51,972)
    Prepaid expenses                                            (143,924)                 4,772               (167,832)
    Deferred revenues                                             40,352                     --                 40,352
    Accounts payable and accrued expenses                        351,849                 39,835                418,228
    Research expense due to shareholder                          (10,000)                    --                230,000
                                                            -------------          -------------          -------------

        Net cash used in operating activities                 (1,487,918)              (841,292)            (3,525,299)
                                                            -------------          -------------          -------------

Cash flows from investing activities:
  Purchases of equipment                                         (72,853)               (16,715)              (161,229)
                                                            -------------          -------------          -------------

        Net cash used in investing activities                    (72,853)               (16,715)              (161,229)
                                                            -------------          -------------          -------------

Cash flows from financing activities:
  Proceeds from sale of common stock                           2,418,058                600,000              4,906,096
  Proceeds from sale of preferred stock                               --                     --                186,500
  Cash received in advance of sale of common stock                    --                     --                     --
                                                            -------------          -------------          -------------

        Net cash provided by financing activities              2,418,058                600,000              5,092,596
                                                            -------------          -------------          -------------

        Net increase (decrease) in cash                          857,287               (258,007)             1,406,068

Cash at beginning of period                                      548,781                290,202                     --
                                                            -------------          -------------          -------------

Cash at end of period                                       $  1,406,068           $     32,195           $  1,406,068
                                                            =============          =============          =============

Interest paid                                               $        127           $         --           $        286
Income taxes paid                                           $      3,282           $         --           $         --

Non-cash investing and financing activities:
  In-process research and development
    acquired for common stock                               $         --           $         --           $  2,067,518
  Warrant compensation expense                                        --                     --              3,477,723

                                See notes to consolidated financial statements.

                                MICROISLET, INC.
                          (a Development Stage Company)
                    Notes to Financial Statements (unaudited)

NOTE 1 - ORGANIZATION AND BASIS OF PREPARATION

The interim condensed consolidated financial statements of MicroIslet, Inc., a Nevada corporation (the "Company"), have been prepared and presented in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission (the "SEC") without audit and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position and results of operations. Certain information and footnote disclosures normally included in the Company's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

Prior to May 28, 2002, the Company was known as ALD Services, Inc. ("ALD"). The merger of MicroIslet, Inc., a Delaware corporation ("MSLT-Delaware"), with a wholly-owned subsidiary of ALD was completed on April 24, 2002 (the "Merger"). The Merger was accounted for as a reverse acquisition because former shareholders of MSLT-Delaware owned a majority of the outstanding stock of ALD immediately subsequent to the Merger. Because the Merger was treated as a reverse acquisition, the 2002 condensed consolidated financial information presented herein includes the financial results of MSLT-Delaware for the entire three and nine-month periods ended September 30, 2002, and the financial results of the Company (which functions as a holding company after the Merger) for the post-Merger period from April 24, 2002 through September 30, 2002. The 2001 financial information presented herein includes only the financial results of MSLT-Delaware for the three and nine-month periods ended September 30, 2001. The financial information from inception includes the financial results of MSLT-Delaware from its inception on August 21, 1998 to September 30, 2002, and the financial results of the Company for the post-Merger period from April 24, 2002 through September 30, 2002. The balance sheet at December 31, 2001 is that of MSLT-Delaware.

The financial information included in this quarterly report should be read in conjunction with the financial statements of MSLT-Delaware for the years ended December 31, 2001 and 2000 and related notes thereto included in Form 8-K/A (Amendment No. 2) filed with the SEC on September 13, 2002.

The preparation of the Company's financial statements included herein necessarily requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented.

The consolidated results of operations for the three months and nine ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board, since it has derived only minimal revenues from its activities to date.

As of September 30, 2002, the Company has experienced operating losses and negative cash flows from operations. The Company's future is dependent upon its ability to obtain financing to fund its operations. The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities, preclinical studies and trials.

The Company believes that its existing funds will be sufficient to fund its operating expenses and capital requirements into the first quarter of 2003. The Company intends to raise additional debt and/or equity financing to sustain its operations.

Principal risks to the Company include the ability to discover, develop and commercialize human therapeutic products, including the Company's early stage xenotransplantation technologies; necessary approvals from the United States Food and Drug Administration and other regulatory agencies, and future uncertainties surrounding those approvals; the need to raise substantial additional capital to execute the Company's business plan; dependence on collaborative partners; dependence on key scientific and management personnel; and the possibility of competition from substitute products and larger companies.

NOTE 2 - MERGER OF MSLT-DELAWARE AND A WHOLLY-OWNED SUBSIDIARY OF ALD AND SALE OF SECURITIES

On April 24, 2002, the Company consummated an integrated series of transactions which resulted in the effective exchange of 3,913,014 shares of common stock for net proceeds of $2.4 million. As a result, MSLT-Delaware became a wholly-owned subsidiary of ALD, which was previously a "public shell entity," through a reverse triangular merger involving MSLT- Delaware, ALD and a newly formed, wholly owned subsidiary of ALD (the "Merger"). For accounting purposes, the Company was deemed to have issued 3,408,398 shares of common stock (the "Merger Shares") in exchange for all of the outstanding equity securities of ALD. ALD had no assets or liabilities at the time of the Merger. Contemporaneous with the Merger, MSLT-Delaware closed a private placement (the "Private Offering") in which it sold 504,616 shares of common stock in exchange for approximately $2.4 million of net cash proceeds. The sale of these common shares was subject to the terms of an Investment Banking Agreement and a Private Placement Memorandum. The terms of the agreements included specified minimum gross offering proceeds of $3 million, and a requirement that MSLT-Delaware complete the aforementioned transaction with a "public shell entity."

Two individuals who were affiliates of ALD were also then affiliates of ASA Investment Company ("ASA"), which served as the placement agent for the Private Offering. One of these individuals was ALD's former president and sole director ("ALD's President"), and the other individual was the beneficial owner of 76.9% of the ALD's outstanding common stock prior to the Merger ("ALD's majority shareholder"). Certain trusts affiliated with ALD's majority shareholder subscribed for 175,000 MSLT-Delaware shares ($1,050,000 gross proceeds) in the Private Offering. 52,500 of such shares ($315,000 gross proceeds) were purchased by one of these trusts as a nominee for a company associated with ALD's President and his brother, who was also then affiliated with ASA. ASA received cash commissions equal to ten percent of the gross Private Offering proceeds, and in connection with the Merger, received an investment banking fee of $200,000 and is owed 33,334 shares of common stock. Cash payments to ASA were withheld from the gross offering proceeds distributed to the Company and have been recorded as a direct reduction to the proceeds received by the Company in the Private Offering. The Company was advised in May 2002 that ALD's majority shareholder, ALD's President and his brother were no longer affiliated with ASA.

The Company believes that the Private Offering and the issuance of the Merger Shares is a single capital raising activity that netted proceeds of approximately $2.4 million. Because of the integrated nature of the transactions described above, no expense has been recorded for either the Merger Shares or the Private Offering shares deemed issued by the Company.

The Merger resulted in a change in control of ALD. The sole director resigned effective upon the close of business on April 24, 2002, and was replaced by a four-member board of directors appointed by MSLT-Delaware. The board of directors expanded to five directors in May 2002.

Subsequent to closing the Private Offering, the Company sold a total of 18,333 additional shares of common stock at $6.00 per share to unaffiliated accredited investors for gross proceeds of $110,000. At June 30, 2002, the Company had received $97,985 in subscription proceeds for the purchase of additional shares of common stock at $6.00 per share, but had not yet received associated subscription documentation. This amount is recorded as cash received in advance of sale of common stock. ASA received or will receive commissions equal to ten percent of the gross proceeds in connection with these sales.

The Company agreed to file a registration statement with the Securities and Exchange Commission to register for resale all of the shares sold through ASA in private placements. The registration statement was filed July 25, 2002, but as of the date of this report has not yet been declared effective.

NOTE 3 - RELATED PARTIES/ISSUANCE OF WARRANTS

On April 2, 2002, ALD issued an aggregate of 1,000,000 Class A Warrants and 500,000 Class B Warrants to three persons, including ALD's majority shareholder, ALD's President and his brother. The Class A Warrants and the Class B Warrants are referred to collectively as the "Warrants."

Each outstanding Class A Warrant will entitle the holder thereof to purchase one share of common stock at a price of $6.00 per share and each outstanding Class B Warrant will entitle the holder thereof to purchase one share of common stock at a price of $12.00 per share. Subject to restrictions and limitations contained in an associated Warrant Agreement, both the Class A and the Class B Warrants will generally be exercisable by the holders thereof at any time between August 1, 2002 and July 31, 2007. The Warrant Agreement requires the Company to register the shares underlying the Warrants and to maintain an effective registration statement during such time as the Warrants and underlying shares remain outstanding.

The Company has valued the Warrants at approximately $5,900,000. This valuation was determined using the Black-Scholes option pricing model using the five year life of the Warrants, an annual risk free rate of return of 5.2%, volatility of 120% and no dividends.

Because the Warrants related to services provided in connection with the transaction discussed in Note 2 above, these Warrants been recorded as a direct reduction to the proceeds received by the Company in the Private Offering. The excess of the value of the Warrants over the proceeds ($3,477,723) has been recorded as warrant compensation expense in the current quarter.

NOTE 4 - LOSS PER SHARE

Loss per share has been calculated based upon the weighted average shares outstanding. Basic and diluted net loss per common share amounts are equivalent for the periods presented as the inclusion of common stock equivalents in the number of shares used for the diluted computation would be anti-dilutive.

NOTE 5 - NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after September 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS 141 did not have a significant impact on the Company's financial statements.

Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. The adoption of SFAS 142 did not have a significant impact on the Company's financial statements.

The FASB has also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective January 1, 2002. SFAS 144 provides guidance on measuring and recording impairments of assets, other than goodwill, and provides clarifications on measurement of cash flow information and other variables to be used to measure impairment. The adoption of SFAS 144 did not have a significant impact on the Company's financial statements.

In June 2002, the FASB has also issued SFAS No. 146, "Accounting for cost associated with exit or disposal activities" which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") issue No. 96-3, "Liability recognition for certain employee termination benefits and other cost to exit an activity (including certain cost incurred in a restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liabilities incurred. This statement also established that fair value is the objective for initial measurement of the liability. The Company does not expect that the adoption of FAS 146 will have a material impact on its financial statements.

NOTE 6 - SUBSEQUENT EVENTS

On July 3, 2002, the Company entered into a lease for new premises located in San Diego, California. The lease is for a three year term, and monthly rental is approximately $17,000 per month.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Articles of Incorporation provide that it must indemnify its directors and officers to the fullest extent permitted under Nevada law against all liabilities incurred by reason of the fact that the person is or was a director or officer or a fiduciary of the Registrant. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity shall not apply on account of:

                  (a) acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

                  (b) unlawful distributions; or

                  (c) any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

Although the Registrant's Articles of Incorporation provide that the liability of our directors and officers for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, the Registrant may be limited, pursuant to Section 2115 of the California General Corporation Law, to indemnify agents (as defined in Section 317 of the California General Corporation Law) of the Registrant to the extent permitted by Section 317 for breach of duty to the corporation and its shareholders.

Section 317 sets forth the provisions pertaining to the indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee, or other agent of a corporation, or is or was serving at the request of the corporation such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by actions of MicroIslet through: a majority vote of a quorum of MicroIslet's Board of Directors consisting of directors who are not party to the proceedings; approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or a court in which the proceeding is or was pending upon application by designated parties.

Under certain circumstances, an agent can be indemnified, even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. The law allows the Registrant to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse the corporation if the agent is found liable.

The Registrant's Bylaws provide that it will indemnify its officers and directors for expenses and liabilities, including counsel fees, reasonably incurred or imposed in connection with any proceeding to which he or she may be a party or in which he or she may become involved by reason of being or having been directors or officers of MicroIslet, except in such cases where the director or officer is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties. In the event of a settlement, the indemnification described herein will apply only when the Board of Directors of the Registrant approves such settlement and reimbursement as being in the best interests of the Registrant.

The Registrant also maintains directors' and officers' liability insurance as permitted by its Bylaws. There are presently no material pending legal proceedings to which a director, officer and employee of the Registrant is a party. There is no pending litigation or proceeding involving one of the Registrant's directors, officers, employees or other agents as to which indemnification is being sought, and the Registrant is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

The Registrant also agreed to indemnify ASA Investment Company ("ASA") and its affiliates, officers, directors, employees, agents and controlling persons for losses, claims, damages and liabilities to which ASA may become subject relating to or arising out of any transaction contemplated by the Investment Banking Agreement, as amended, dated October 22, 2001, by and between the Registrant and ASA.

The Registrant also agreed to indemnify the selling shareholders (as described in the Prospectus to which this Registration Statement relates) against certain civil liabilities under securities laws or will be entitled to contribution in connection therewith. The Registrant will be indemnified by the selling shareholders against certain liabilities under securities laws or will be entitled to contribution in connection therewith.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:


SEC Registration Fee........................................       $    131.52

Accounting Fees and Expenses................................         14,000.00

Legal Fees and Expenses.....................................         81,000.00

Miscellaneous...............................................          4,868.48
                                                                   ------------

Total.......................................................       $100,000.00
                                                                   ============


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of the Registrant's securities, and the securities of its wholly owned subsidiary, MicroIslet, Inc., a Delaware corporation ("MSLT Delaware"), in each case, without registration under the Securities Act of 1933 during the past three years.

SECURITIES ISSUED BY THE REGISTRANT.

In April 2002, the Registrant issued warrants to purchase 1,000,000 shares of its common stock at $6.00 per share and 500,000 shares of its common stock at $12.00 per share to the following persons in the amounts set forth opposite their names:

Name                               $6.00 Warrants                $12.00 Warrants
----                               --------------                ---------------
Donald G. Saunders                       850,000                      425,000
Thomas K. Russell                        100,000                       50,000
Mark C. Russell                           50,000                       25,000
Total:                                 1,000,000                      500,000

The warrants were issued as compensation for consulting services. The warrants are exercisable at any time between August 1, 2002 and July 31, 2007. The Registrant relied upon Section 4(2) of the Securities Act of 1933 in issuing the warrants. The three persons who received warrants were believed to be accredited investors, and as the promoters of the Registrant as a "blank check" company, they had access to all material information, including the Registrant's reports filed under the Securities Act of 1934.

On April 24, 2002, the Registrant issued 19,326,255 shares of its common stock to the shareholders of MSLT Delaware, pursuant to a merger between MSLT Delaware and a newly-formed, wholly-owned subsidiary of the Registrant (the "Merger"). In the Merger, MSLT Delaware's common shares were exchanged on a one-for-one basis for the Registrant's common shares, and MSLT Delaware's Series A Preferred shares were exchanged on a 15.6275-for-one basis for the Registrant's common shares. ASA Investment Company ("ASA") received an investment banking fee of $200,000 plus the right to receive 33,334 common shares of the Registrant in connection with the Merger. To our knowledge, ASA is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934. The Registrant determined that each person receiving shares in the merger was an accredited investor. The Registrant relied on Regulation D, Rule 506, in issuing such shares.

In April and May 2002, the Registrant sold a total of 34,667 additional shares of common stock at $6.00 per share for net proceeds of $187,000 to four investors. 16,344 of these shares were issued to two investors in August 2002 upon our receipt of written confirmation of their April 2002 investments. These shares were issued and sold pursuant to substantially similar terms and conditions as MSLT Delaware's November 2001 and April 2002 private placements described below. The Registrant determined that each purchaser of shares in these private placements was an accredited investor. The Registrant relied on Regulation D, Rule 506, in issuing such shares.

From May through December 2002, the Registrant issued stock options to purchase an aggregate of 540,894 shares at exercise prices ranging from $2.135 to $5.00 pursuant to its 2000 Stock Option Plan assumed from MSLT Delaware. These options were issued to employees and directors who are natural persons, in reliance on
Section 4(2) of the Securities Act of 1933. Each option recipient had access to the kind of information normally provided in a prospectus.

SECURITIES ISSUED BY MSLT DELAWARE.

On January 20, 2000, MSLT Delaware issued 1,706,679 shares of its common stock to Diasense, Inc. in a private placement for an aggregate cash purchase price of $500,000. The Registrant determined that Diasense, Inc. was an accredited investor and relied on Regulation D, Rule 506, in issuing such shares.

On January 1, 2001, MSLT Delaware issued 1,706,679 shares of its common stock to Diasense, Inc. in a private placement for an aggregate cash purchase price of $1,000,000. MSLT Delaware determined that Diasense, Inc. was an accredited investor and relied on Regulation D, Rule 506, in issuing such shares.

On July 2, 2001, MSLT Delaware issued 16,667 shares of its common stock to Diasense, Inc. in a private placement for an aggregate cash purchase price of $100,000. MSLT Delaware determined that Diasense, Inc. was an accredited investor and relied on Regulation D, Rule 506, in issuing such shares.

MSLT Delaware issued equity in two private placements in the months leading up to the Merger. In November 2001, MSLT Delaware sold a total of 166,668 shares of its common stock at a price of $6.00 per share to three investors. Pursuant to the investment, these three investors were granted the right to receive additional shares of common stock if MSLT Delaware (or its successor) sells any securities for less than $6.00 per share. In the event of such a sale, these investors would be entitled to an additional number of shares equal to the number of additional shares they would have received had their investment been made at the lower price. Then in April 2002, MSLT Delaware sold a total of 504,617 shares of its common stock also at a price of $6.00 to twenty investors. The April 2002 private placement occurred simultaneously with the Merger. ASA served as the placement agent for these private placements and received a commission equal to 10% of the approximately $4 million in gross offering proceeds received. MSLT Delaware determined that each purchaser of shares in these private placements was an accredited investor and relied on Regulation D, Rule 506, in issuing such shares.

From December 2000 to June 2001, MSLT Delaware issued stock options to purchase an aggregate of 3,095,812 shares at exercise prices ranging from $0.29 to $0.59 per share pursuant to its 2000 Stock Option Plan. These options were issued to employees, directors, and consultants who are natural persons, in reliance on Rule 701 promulgated under the Securities Act. The services of consultants who received options were not in connection with the offer or sale of securities in a capital raising transaction, and did not directly or indirectly promote or maintain a market for the MSLT Delaware's securities.

In each of the above transactions, the securities issued bore a restricted legend thereon as "restricted securities." No public solicitation or general advertising was used in connection with any of the above referenced transactions. All share amounts with respect to the issuances of securities by the Registrant and MSLT Delaware described above take into account subsequent stock splits.

ITEM 27.  EXHIBITS

   Exhibit No.                      Document Description
   -----------                      --------------------

       2.1 Merger Agreement and Plan of Reorganization dated as of April 22, 2002 by and among the Registrant, ALD Services Merger Subsidiary, Inc. and MSLT Delaware (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on April 29, 2002).

       3.1 Articles of Incorporation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 13, 1999).

       3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant(1)

       3.3          Amended and Restated Bylaws of the Registrant.(1)

       4.1          Specimen Common Stock Certificate.(1)

       5.1          Opinion of Procopio, Cory, Hargreaves & Savitch LLP.(1)

      10.1          2000 Stock Option Plan of MSLT Delaware.(1)

      10.2 Investment Banking Agreement dated October 22, 2001 by and between MSLT Delaware and ASA Investment Company, as amended.(1)

      10.3 License and Sponsored Research Agreement dated September 15, 1998 by and between MSLT Delaware and Duke University.(1)+

      10.4          [Intentionally Omitted]

      10.5          [Intentionally Omitted]

      10.6 Standard Industrial/Commercial Multi-Tenant Lease dated July 3, 2002 by and between the Registrant and Nancy Ridge Technology Center, L.P. (1)

      10.7 Warrant Agreement (incorporated by reference to the Registrant's Current Report on Form 8-K dated March 1, 2002 and filed with the Commission on March 6, 2002).

      10.8 Class A Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.(1)

      10.9 Class B Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.(1)

     10.10 Class A Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.(1)

     10.11 Class B Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.(1)

     10.12 Class A Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.(1)

     10.13 Class B Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.(1)

      21.1          List of Subsidiaries(1)

      23.1 Consent of Procopio, Cory, Hargreaves & Savitch LLP (reference is made to Exhibit 5.1)

      23.2          Consent of Levitz, Zacks & Ciceric*

      24.1 Power of Attorney (included as part of the signature page to this Registration Statement)

_________
*  Filed herewith.


+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Previously filed.

ITEM 28.  UNDERTAKINGS

(a) The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of San Diego, State of California, on the 10th day of January, 2003.


                                            MICROISLET, INC.

                                            /S/ John F. Steel IV
                                            ------------------------------------
                                            John F. Steel IV
                                            Chairman and Chief Executive Officer
                                            (Principal Executive Officer)


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                          Title                      Date
        ---------                          -----                      ----

/S/ John F. Steel IV            Chairman and Chief Executive    January 10, 2003
-----------------------------   Officer (Principal Executive
John F. Steel IV                Officer)

/S/ William G. Kachioff         Vice President, Finance and     January 10, 2003
-----------------------------   Chief Financial Officer
William G. Kachioff             (Principal Financial and
                                Accounting Officer)

/S/ Hartoun Hartounian          President, Chief Operating      January 10, 2003
-----------------------------   Officer and Director
Hartoun Hartounian, Ph.D.

*                               Director                        January 10, 2003
-----------------------------
Robert W. Anderson

                                Director
-----------------------------
James R. Gavin III, M.D., Ph.D.

*                               Director                        January 10, 2003
-----------------------------
Steven T. Frankel

*Executed on his behalf by John F. Steel IV as attorney-in-fact.

                                  EXHIBIT INDEX

   Exhibit No.                      Document Description
   -----------                      --------------------

      2.1 Merger Agreement and Plan of Reorganization dated as of April 22, 2002 by and among the Registrant, ALD Services Merger Subsidiary, Inc. and MSLT Delaware (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Commission on April 29, 2002).

      3.1 Articles of Incorporation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form 10-SB filed with the Commission on August 13, 1999).

      3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant(1)

      3.3           Amended and Restated Bylaws of the Registrant.(1)

      4.1           Specimen Common Stock Certificate.(1)

      5.1           Opinion of Procopio, Cory, Hargreaves & Savitch LLP.(1)

      10.1          2000 Stock Option Plan of MSLT Delaware.(1)

      10.2 Investment Banking Agreement dated October 22, 2001 by and between MSLT Delaware and ASA Investment Company, as amended.(1)

      10.3 License and Sponsored Research Agreement dated September 15, 1998 by and between MSLT Delaware and Duke University.(1)+

      10.4          [Intentionally Omitted]

      10.5          [Intentionally Omitted]

      10.6 Standard Industrial/Commercial Multi-Tenant Lease dated July 3, 2002 by and between the Registrant and Nancy Ridge Technology Center, L.P. (1)

      10.7 Warrant Agreement (incorporated by reference to the Registrant's Current Report on Form 8-K dated March 1, 2002 and filed with the Commission on March 6, 2002).

      10.8 Class A Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.(1)

      10.9 Class B Warrant Certificate dated April 2, 2002, issued to Donald G. Saunders.(1)

      10.10 Class A Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.(1)

      10.11 Class B Warrant Certificate dated April 2, 2002, issued to Thomas K. Russell.(1)

      10.12 Class A Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.(1)

      10.13 Class B Warrant Certificate dated April 2, 2002, issued to Mark C. Russell.(1)

      21.1          List of Subsidiaries(1)

      23.1 Consent of Procopio, Cory, Hargreaves & Savitch LLP (reference is made to Exhibit 5.1)

      23.2          Consent of Levitz, Zacks & Ciceric*

      24.1 Power of Attorney (included as part of the signature page to this Registration Statement)
* Filed herewith.

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Previously filed.